Walmart

2011 Annual Report


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Building the Next Generation Walmart


Walmart

Our global mission

We save people money so they can live better.

Saving people money to help them live better was the goal that Sam Walton envisioned when he opened the doors to the first Walmart®. This focus drives everything we do at Walmart. And, for the millions of customers who shop in our stores around the world each week, it means they can trust that our brand means we have every day low prices.

Our financial priorities

Growth

Net sales
(dollars in billions)


$500
400
300
200
100
0
345
374
401
405
419
FY07 FY08 FY09 FY10 FY11

In FY12, we expect to grow net sales between 4% and 6% through new square footage and comparable sales. Walmart International remains a major contributor to growth.

Leverage

Operating expense
(as a percentage of sales)


20%
15
10
5
0
18.5
19.0
19.3
19.7
19.3
FY07 FY08 FY09 FY10 FY11

The productivity loop now is ingrained in our business model. Every day low cost (EDLC) drives our ability to deliver every day low price (EDLP). We remain committed to leveraging operating expenses.

Returns

Return on investment[1]


20%
15
10
5
0
19.3
19.3
19.2
FY09 FY10 FY11

Our commitment is to keep return on investment, or ROI, stable. One of our priorities is returning value to shareholders through dividends and share repurchases.

Free cash flow[1]
(dollars in billions)


$20
15
10
5
0
11.6
14.1
10.9
FY09 FY10 FY11

Walmart continues to invest capital to grow the business, and our operating results helped to produce another year of strong returns.

[1] Return on investment (ROI) and free cash flow are non-GAAP measures. Return on assets (ROA) is the closest GAAP measure to ROI and net cash provided by operating activities of continuing operations is the closest GAAP measure to free cash flow. The reconciliations and other information regarding ROI and free cash flow and their closest GAAP measures can be found in the Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Annual Report. A reconciliation of ROI to ROA for fiscal 2009 is reflected on our website at www.walmartstores.com/investors.


Walmart



< Michael T. Duke
President and Chief Executive Officer
Wal-Mart Stores, Inc.

To our shareholders, associates and customers

Building the Next Generation Walmart

At Walmart, we are proud that we work for a very special company that's based on Sam Walton's vision of saving people money so they can live better. Every time a Walmart associate walks the sales floor, enters our offices, or gets behind the wheel of a truck, he or she has the opportunity to improve the lives of millions of people around the world. What we do and how we perform is watched closely not only by our customers and shareholders, but also by the whole world.

Financial results. Walmart delivered solid financial performance for fiscal year 2011. We increased net sales by 3.4 percent to $419 billion and operating income by 6.4 percent to more than $25 billion. Our diluted earnings per share from continuing operations rose 12 percent to $4.18 per share. We continued to deliver a stable return on investment of over 19 percent. We closed out the year with almost $11 billion in free cash flow. And I'm proud that we returned a record $19.2 billion to shareholders through dividends and share repurchases.

Sales by segment

(dollars in billions)
(fiscal year ended January 31, 2011)



Segment	Sales
Walmart U.S.	$260
Walmart International	$109
Sam's Club	$ 49

Units by segment

(as of January 31, 2011)



Segment	Units
Walmart U.S.	3,804
Walmart International	4,557
Sam's Club	609

These results demonstrate the strength of our underlying business and our dedication to delivering shareholder value. In the coming year, I'm optimistic that Walmart will improve where we need to and continue to build momentum where we're already succeeding. Our talented leadership team is fully aligned on executing plans to support our financial priorities of growth, leverage and returns.

Business segments. We were simply not satisfied with the net sales results in Walmart U.S. last year. The team is implementing an aggressive plan to reinforce our commitment to EDLP and to offer a broad merchandise assortment and presentation that's even more relevant to customers. My top priority this year is to work with Bill Simon, CEO of Walmart U.S., and his team to achieve positive comparable store sales. At the same time, there's a tremendous opportunity to grow in the United States through supercenters and new formats, such as Walmart Express™, in urban and rural markets.

Under Doug McMillon, CEO of Walmart International, our international segment continued to be a growth engine last year – generating a 12 percent net sales increase and adding approximately 8 percent more selling space through 458 net new units. Walmart International leveraged expenses on a constant currency basis this past year, and we expect improving returns in the years ahead. We are pleased with the progress of the Massmart transaction in South Africa and continue to work on finalizing our acquisition of the Netto stores in the U.K. Our international leadership teams are accelerating organic growth in emerging markets, including Brazil, China, India and Mexico.

I am very pleased with Sam's Club's performance and the contributions they're making to shareholder value. Brian Cornell, CEO of Sam's Club®, and his team grew sales 3.5 percent, and we expect continued sales momentum this year. Sam's top priority for this year is attracting new members through improved member experiences.

Best-positioned retailer. There is no doubt that Walmart is the best-positioned global retailer to address the needs of customers around the world. Our customers remain pressured, particularly in mature markets, about job security and personal finances. In emerging markets, the economic recovery is stronger and fueling a growing middle class. All of this points to the incredible opportunity we have with the Next Generation Walmart and our mission of saving people money so they can live better.

At Walmart, we have so many great strengths to leverage throughout our company. Our new Global Business Processes team is developing and sharing improved processes, such as workforce productivity, across our business segments. Our Global Customer Insight Group will help drive growth by deepening our understanding of consumer trends and creating new analytical tools. I'm also pleased with the progress we're making in developing the best talent in each market. Recruiting, developing and retaining future leaders is vital to Walmart's success, and we have a special emphasis on women leaders. This is important because, globally, women represent 50 percent of the available talent and, according to an external study, directly influence over $20 trillion in annual consumer spending.

With customers adopting technology faster than ever, we're entering an era of even greater price transparency. Our ASDA® price guarantee program is a great example of that transparency. Our focus on the productivity loop helps ensure we drive every day low cost, so we can deliver every day low prices across our business. Walmart U.S. is also leveraging multi-channel innovations like Site-to-Store®, Pick Up Today℠ and Fed-Ex® Site to Store to allow our customers to shop when and how they want. We have a web presence in many of our 15 countries and are working to coordinate those efforts and expand to new markets where we may not even have a physical presence. Through these and other initiatives, we will continue to leverage our resources, lower costs and increase our speed to market.



Leading on social issues. We continue to play an even bigger leadership role on the social issues that matter to our customers. I am especially proud of how sustainability is integrated throughout our business, and how associates all over the world are involved in this initiative. This year, we've published a Global Responsibility Report, expanding the dialogue to a broader range of major issues beyond our environmental sustainability efforts. This is a natural evolution for the company as we work toward a globally responsible view of our impact on the world community.

Earnings per share

(diluted, continuing operations)



$5
4
3
2
1
0
2.93
3.15
3.35
3.73
4.18
FY07
FY08
FY09
FY10
FY11

Our culture is what makes us special at Walmart. The retailer that respects individuals, puts customers first, strives for excellence, and is trusted, will win the future. In particular, it is important that Walmart associates obsess about serving customers every day – listening to them and giving them what they want. Everywhere I travel, customers tell me that they care about quality products at an affordable price, and that's what we need to deliver to them.

We can and do make a profound difference in people's lives. At Walmart, we understand this opportunity and the responsibility that comes with it. And not a day goes by when I don't think about how much our Board of Directors and the management team appreciate the hard work of our 2.1 million associates. Working together, we are building the Next Generation Walmart and making Sam Walton's vision a reality around the world.

Dividends

(dollars per share)



$1.50
1.20
0.90
0.60
0.30
0
0.67
0.88
0.95
1.09
1.21
FY07
FY08
FY09
FY10
FY11

Michael T. Duke

Michael T. Duke
President and Chief Executive Officer
Wal-Mart Stores, Inc.


Walmart
Save money. Live better.

Walmart U.S. FY11 results

$260 billion
Net sales

3,804
Retail units

617 million
Total square footage



Leveraging our foundation to reach even more U.S. families

In fiscal 2011, Walmart U.S. delivered strong operating income and expense leverage. Net sales exceeded $260 billion. Operating income grew 3.1 percent to approximately $20 billion. We offer one-stop shopping to millions of customers through more than 3,800 stores and over 617 million square feet of selling space.

Improved sales this year. This year, the Walmart U.S. team is implementing a four-point plan to improve comparable store sales. Walmart's commitment is to deliver every day low price on the basket. EDLP is what our brand was built on, and what drives customer trust and loyalty. Working with our suppliers, we will offer the most relevant, broadest assortment possible across all categories. We are expanding our assortment, reallocating selling space and enhancing productivity initiatives to reduce costs. By expanding our multi-channel initiatives, customers have even more opportunities to shop on their terms.



Continued growth in the U.S. Growth through new stores remains a priority, with supercenters the primary driver because they continue to offer the greatest returns and allow customers a one-stop shopping experience. We are growing also through smaller formats, including both grocery stores and even smaller, convenience formats. We will open our first convenience format stores, Walmart Express, in the second quarter. These stores will be less than 30,000 square feet and will sell grocery, pharmacy and limited general merchandise.


Walmart

Solid and consistent expense leverage. Our focus on delivering expense leverage is as strong as ever. We continue to implement productivity initiatives throughout the stores, supply chain and logistics to improve returns. Last, as we see topline sales increase through our focus on EDLP and from operational and merchandising improvements, we can further enhance our ability to drive expense leverage.


Entertainment
site to store

Operating income grew 3.1 percent to almost $20 billion for the fiscal year. The team also leveraged expenses for five consecutive quarters.



Walmart International FY11 results

$109 billion
Net sales

4,557
Retail units

287 million
Total square footage

Net sales increased 12.1 percent over the last year. Organic growth included 458 net new stores, representing a 7.8 percent increase in square footage. Customer appeal and support for EDLP continues to spread in international markets, with Japan converting all stores and all departments during FY11.


changomas





Driving aggressive growth and increasing leverage globally

Walmart International continues aggressive growth, adding sales in both emerging and mature markets. Net sales for fiscal 2011 grew 12 percent to $109 billion. Operating income increased to more than $5.6 billion, supported by more than 4,500 locations and almost 287 million square feet of selling space.

Locally relevant. Our growth comes from a combination of comparable sales and new stores. We're opening supercentres in new regions of Canada and changing the competitive environment in Brazil with a shift to EDLP. Our expectations for growth this year include 23 to 24 million new square feet in current markets, including significant investments in soft discount formats and supercenters in emerging markets. The diversity of our formats allows entry into urban and rural areas and ensures we're relevant to the local community. In every market, our customers trust us to lead on price with our EDLP promise. Japan's transition to EDLP and operational efficiencies contributed to increased profits for each of the past three years. In the United Kingdom, ASDA has gone even further, providing customers with the ability to check their basket price against competitors with a few simple clicks online through the ASDA price guarantee.

Opportunity for leverage. Leveraging the local and global footprint and the scale of Walmart saves our customers money so they can live better. Global sourcing efforts drive merchandise quality and uniqueness. Operational cost efficiencies and various systems, processes and technologies allow us to lower the prices in our markets. The ability to choose between local and global sourcing provides us with a significant competitive advantage in our markets.

A balanced approach. We will continue to balance our commitment to aggressive growth with our long-term plan to improve returns. Looking ahead, solid returns come from operational discipline, adherence to the productivity loop and effective capital allocation.


Sam's
CLUB
Savings Made Simple℠

Sam's Club FY11 results

$49 billion
Net sales

609
Retail units

81 million
Total square footage



Delivering growth through Savings Made Simple℠

Sam's Club's continued focus on understanding our members' needs led to strong sales and operating income growth during the year, with annual net sales of almost $50 billion, an increase of 3.5 percent over the previous year. Comparable club sales accelerated through the year, giving us strong sales momentum heading into fiscal 2012.



Helping members make smart choices. Our members want expanded offerings in produce, meat and bakery, and we added more than 100 new fresh items last year, with many more coming this year. Health and wellness is becoming more important to our members, and we're responding by adding services to our pharmacies, such as free monthly health screenings and hearing centers. Additionally, we continue to add exciting brands in key categories, including apparel, jewelry, technology and entertainment.

Technology and innovation improving member experience. Both in our clubs and online, we have created more ways than ever to engage members. We have stepped up technology offerings, from free wireless networks in the clubs, to a more robust eCommerce site and the Sam's Club smart phone application. Sam's Club Plus Members can now access their personalized eValues℠ through a kiosk in the club, the Sam's Club smart phone application, or online.

We've also improved our scheduling and stocking processes, which provides productivity savings. And there are more initiatives on the way to help us better leverage our expenses this year.



Comparable club sales, without fuel, increased sequentially every quarter during FY11 through improvements in fresh products, apparel and health and wellness offerings. Sam's expects sales momentum to continue in FY12.



Investing in global eCommerce to reach more customers

In 2010, Walmart consolidated its eCommerce activities around the world in a Global eCommerce Division. This division has three goals: 1) Develop and execute a global eCommerce strategy; 2) Accelerate global online channel growth; and 3) Create technology platforms and applications for every Walmart market.

We made significant strides against these goals and now have a strong foundation in place to make even greater progress this year. In addition, we organized our teams to focus separate and dedicated resources on emerging and mature markets. Our structure also integrates into each operating segment and to each country to ensure we can respond to customers' multi-channel shopping needs.

Walmart offers eCommerce sales through dedicated online platforms in seven countries, with the most significant being Walmart.com in the United States. ASDA.com, our U.K. grocery home shopping network, is now a meaningful business, serving 97 percent of all U.K. customers. The investments made in these platforms are helping to accelerate growth in other markets, including Brazil and China.

The factors that drive shopping behavior – price, assortment, customer experience and trust – are as relevant for eCommerce today as they have always been for our various physical retail formats. What is changing is the technology that enables and shapes the retail transaction. Nowhere is this more evident than with mobile applications and the impact technology has on price transparency and location services. We intend to leverage these evolving technologies – and the trust that our customers have in the Walmart brand – to our advantage as we differentiate our business from other online retailers.


ASDA
BELEZA&SAUDE
Walmart


Walmart
Walmart



Helping people live better around the world

Walmart's culture is at the heart of how we operate our business. The core beliefs that Sam Walton established – respect for the individual, service to our customers and striving for excellence – drive us to help customers and communities live better. We have an enormous responsibility to lead on issues that make a difference for associates and communities. Several key pillars define this commitment: economic opportunity, sustainability, responsible sourcing, healthy living and community involvement.

We recruit and develop the best talent around the globe and develop an engaged workforce by providing all associates with opportunities to learn, grow and advance.

Since October 2005, when our sustainability program was launched, our focus has been on three goals: be supplied 100 percent by renewable energy, create zero waste and sell products that sustain people and the environment. Sustainability is now ingrained in our business strategy, and we have broadened and deepened this commitment.


Walmart
Building the Next Generation Walmart... Responsibly

Learn about a more responsible Walmart in our new Global Responsibility Report at walmartstores.com

We value the trust customers place in us to provide them with safe and sustainable choices, and strive to be a leader in responsible sourcing and product compliance. We made a global commitment to sustainable agriculture to help both farmers and customers in all of our markets. And we kicked off a new initiative in the United States to make the food we sell healthier and healthier foods more affordable for our customers. We are also proud of the bold commitment we made last year to end hunger in America.

Through financial contributions, in-kind donations and volunteerism, Walmart supports local communities everywhere we operate. The Walmart Foundation supports causes and efforts around the world, from alleviating hunger to disaster relief. Leading on social issues is now a key strategy in building the Next Generation Walmart, and we are using our size and scale to make a difference for customers and our world.



Board members pictured, left to right
Front Row: James W. Breyer, Steven S Reinemund, Aida M. Alvarez, S. Robson Walton, Roger C. Corbett, H. Lee Scott, Jr., M. Michele Burns
Back Row: Linda S. Wolf, Douglas N. Daft, James I. Cash, Jr., Ph.D., Gregory B. Penner, Arne M. Sorenson, Michael T. Duke, Jim C. Walton, Christopher J. Williams

2011 Walmart Board of Directors

Aida M. Alvarez[(a)]
Ms. Alvarez is the former Administrator of the U.S. Small Business Administration and was a member of President Clinton's Cabinet from 1997 to 2001.

James W. Breyer[(b)*]
Mr. Breyer is a Partner of Accel Partners, a venture capital firm.

M. Michele Burns[(b)]
Ms. Burns is the Chairman and Chief Executive Officer of Mercer LLC, a subsidiary of Marsh & McLennan Companies, Inc.

James I. Cash, Jr., Ph.D.[(a)]
Dr. Cash is the retired James E. Robison Emeritus Professor of Business Administration at Harvard Business School, where he served from July 1976 to October 2003.

Roger C. Corbett[(b)]
Mr. Corbett is the retired Chief Executive Officer and Group Managing Director of Woolworths Limited, the largest retail company in Australia.

Douglas N. Daft[(c)]
Mr. Daft is the retired Chairman of the Board of Directors and Chief Executive Officer of The Coca-Cola Company, a beverage manufacturer, where he served in that capacity from February 2000 until May 2004, and in various other capacities since 1969.

Michael T. Duke[(d)*(e)*]
Mr. Duke is the President and Chief Executive Officer of Wal-Mart Stores, Inc. and is the Chairman of the Executive Committee of the Board of Directors.

Gregory B. Penner[(e)]
Mr. Penner is a General Partner at Madrone Capital Partners, an investment management firm.

Steven S Reinemund[(c)]
Mr. Reinemund is the Dean of Business and Professor of Leadership and Strategy at Wake Forest University. He previously served as the Chairman of the Board and Chairman and Chief Executive Officer of PepsiCo, Inc.

H. Lee Scott, Jr.[(b)]
Mr. Scott is the former Chairman of the Executive Committee of the Board of Directors of Wal-Mart Stores, Inc. He is the former President and Chief Executive Officer of Wal-Mart Stores, Inc., serving in that position from January 2000 to January 2009.

Arne M. Sorenson[(a)]
Mr. Sorenson is President and Chief Operating Officer of Marriott International, Inc.

Jim C. Walton[(b)]
Mr. Walton is the Chairman of the Board of Directors and Chief Executive Officer of Arvest Bank Group, Inc., a group of banks operating in the states of Arkansas, Kansas, Missouri and Oklahoma.

S. Robson Walton[(d)(e)]
Mr. Walton is the Chairman of the Board of Directors of Wal-Mart Stores, Inc.

Christopher J. Williams[(a)*(d)]
Mr. Williams is the Chairman of the Board of Directors and Chief Executive Officer of The Williams Capital Group, L.P., an investment bank.

Linda S. Wolf[(c)*]
Ms. Wolf is the retired Chairman of the Board of Directors and Chief Executive Officer of Leo Burnett Worldwide, Inc., an advertising agency and division of Publicis Groupe S.A.

Committees
(a) Audit
(b) Strategic Planning and Finance
(c) Compensation, Nominating and Governance
(d) Executive
(e) Global Compensation

*Denotes Committee Chairperson

Effective corporate governance benefits shareholders



Walmart is a purpose-driven organization, helping customers save money so they can live better. Our commitment to this mission and to enhancing shareholder value drives our associates around the world and lays the groundwork for us to build the Next Generation Walmart. It is gratifying to me and to our entire Board that we uphold the same values and principles that guided my Dad as he built this company.

Walmart associates live those values every day. I like to get out and visit with our associates, and when I do I am proud to see their commitment when I visit stores or clubs. I appreciate watching the heartfelt offer of a greeting and a shopping cart to a mother with small children. A small restaurant owner shared his enthusiasm with me recently about the savings and value he finds at Sam's Club. It is exciting that through our growth strategy we have so many more opportunities to share the Walmart experience. In fact, when our Board met in China late last year, we spent two days visiting our stores and several competitors. We had lunch with a number of hourly Walmart China associates and learned more about their lives and how we can better serve customers. These visits reinforced the Board's recommendation that our international team accelerate growth in China, as well as our other emerging markets.

Strong governance framework. Our corporate governance practices are rooted in these same values and principles that Dad instilled in Walmart. This corporate governance framework has never been stronger. We've maintained a separate Chairman and CEO leadership structure since 1988 to enhance the oversight of our leadership team and facilitate management development.

Our Board remains committed to corporate governance processes that ensure a balance between proper oversight and the right level of control, and we regularly review these processes. For example, our Board recently changed the charter to formalize the Compensation, Nominating and Governance Committee's oversight for sustainability and corporate responsibility. This committee also regularly reviews our executive compensation programs to ensure that compensation is not only competitive, but also remains closely tied to performance that is aligned with shareholder value.

Walmart Board members represent varied experiences covering retail, technology, financial, brand management, strategic and global expertise. We encourage frank discussions and debate, gain consensus and provide guidance to management on strategies and plans. Mike Duke's leadership team is fully aware that each Board conversation includes honest feedback and provocative questions, based on the best interests of the company and our shareholders.

As Chairman, I am very proud that through these examples and countless others, our corporate governance reflects Walmart's culture and rich history. My Dad left behind one of the greatest gifts, a culture that ensures we always strive to do our best for customers and shareholders. We often credit Dad with creating this great company, as well as driving innovation in operations and merchandising. What he really did was create an organization founded on the principles of the utmost integrity behind our decisions...that just happened to be a retail company. It's an organization that is capable of continuing to accomplish great things.

One of my Dad's most popular quotes is "To succeed, stay out in front of change." Dad forged a framework that allows us to do that. And in doing so, we challenge ourselves to improve constantly for our customers, our shareholders and our associates.

S. Robson Walton
Chairman of the Board of Directors
Wal-Mart Stores, Inc.

Executive Officers

Eduardo Castro-Wright
Vice Chairman, responsible for Global eCommerce and Global Sourcing

M. Susan Chambers
Executive Vice President, People Division

Brian C. Cornell
Executive Vice President, President and Chief Executive Officer, Sam's Club

Leslie A. Dach
Executive Vice President, Corporate Affairs

Michael T. Duke
President and Chief Executive Officer

Rollin L. Ford
Executive Vice President, Chief Information Officer

Jeffrey J. Gearhart
Executive Vice President, General Counsel and Corporate Secretary

Charles M. Holley, Jr.
Executive Vice President and Chief Financial Officer

C. Douglas McMillon
Executive Vice President, President and Chief Executive Officer, Walmart International

William S. Simon
Executive Vice President, President and Chief Executive Officer, Walmart U.S.

S. Robson Walton
Chairman of the Board of Directors

Steven P. Whaley
Senior Vice President and Controller

Walmart 2011 Financial Report

Walmart

2011 Financial Review

Five-Year Financial Summary

(Dollar amounts in millions, except per share and unit count data)

As of and for the Fiscal Years Ended January 31,	2011	As Adjusted 2010	2009	2008	2007
Operating Results [1]					
Net sales	**$418,952**	$405,132	$401,087	$373,821	$344,759
Net sales increase	**3.4%**	1.0%	7.3%	8.4%	11.6%
Comparable sales in the United States [2]	**-0.6%**	-0.8%	3.5%	1.6%	2.0%
Walmart U.S.	**-1.5%**	-0.7%	3.2%	1.0%	1.9%
Sam's Club	**3.9%**	-1.4%	4.9%	4.9%	2.5%
Gross profit margin	**24.7%**	24.9%	24.2%	24.0%	23.4%
Operating, selling, general and administrative expenses, as a percentage of net sales	**19.3%**	19.7%	19.3%	19.0%	18.5%
Operating income	**$ 25,542**	$ 24,002	$ 22,767	$ 21,916	$ 20,552
Income from continuing operations attributable to Walmart	**15,355**	14,449	13,235	12,841	12,224
Net income per share of common stock:					
Diluted net income per common share from continuing operations attributable to Walmart	**$ 4.18**	$ 3.73	$ 3.35	$ 3.15	$ 2.93
Dividends declared per common share	**1.21**	1.09	0.95	0.88	0.67
Financial Position					
Inventories	**$ 36,318**	$ 32,713	$ 34,013	$ 34,690	$ 33,235
Property, equipment and capital lease assets, net	**107,878**	102,307	95,653	96,867	88,287
Total assets	**180,663**	170,407	163,096	163,200	151,274
Long-term debt, including obligations under capital leases	**43,842**	36,401	34,549	33,402	30,735
Total Walmart shareholders' equity	**68,542**	70,468	64,969	64,311	61,298
Unit Counts					
Walmart U.S. segment	**3,804**	3,755	3,703	3,595	3,488
Walmart International segment	**4,557**	4,099	3,595	3,093	2,733
Sam's Club segment	**609**	605	611	600	588
Total units	**8,970**	8,459	7,909	7,288	6,809

[1] *Effective May 1, 2010, the Company implemented a new financial system for its operations in the United States, Canada and Puerto Rico. Concurrent with this implementation and the increased system capabilities, the Company changed the level at which we apply the retail method of accounting for inventory in these operations. The retrospective application of this accounting change impacted both segment and consolidated operating income, as well as consolidated net income for all comparable periods presented. See "Notes to Consolidated Financial Statements," Note 2. "Accounting Change."*

In addition, we reclassified certain revenue and expense items within our Consolidated Statements of Income for financial reporting purposes. The reclassifications did not impact consolidated operating income or consolidated net income attributable to Walmart. The changes were effective February 1, 2009 and have been reflected for fiscal 2010, 2009 and 2008.

[2] *Comparable store and club sales include fuel. Fiscal 2008 and fiscal 2007 comparable sales include all stores and clubs that have been open for at least the previous 12 months. Additionally, for those fiscal years, stores and clubs that are relocated, expanded or converted are excluded from comparable sales for the first 12 months following the relocation, expansion or conversion. Fiscal 2011, 2010 and 2009 comparable sales include sales from stores and clubs open for the previous 12 months, including remodels, relocations and expansions. Fiscal 2008 and fiscal 2007 comparable store and club sales do not reflect reclassifications effective February 1, 2009, as noted above.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Wal-Mart Stores, Inc. ("Walmart," the "Company" or "we") operates retail stores in various formats around the world and is committed to saving people money so they can live better. We earn the trust of our customers every day by providing a broad assortment of quality merchandise and services at every day low prices ("EDLP"), while fostering a culture that rewards and embraces mutual respect, integrity and diversity. EDLP is our pricing philosophy under which we price items at a low price every day so our customers trust that our prices will not change under frequent promotional activity. Our focus for Sam's Club is to provide exceptional value on brand name and private label merchandise at "members only" prices for both business and personal use. Internationally, we operate with similar philosophies. Our fiscal year ends on January 31 for our U.S. and Canada operations and on December 31 for all other operations. We discuss how the results of our various operations are consolidated for financial reporting purposes in Note 1 in the "Notes to Consolidated Financial Statements."

We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our financial statements. We also discuss certain performance metrics that management uses to assess our performance. The discussion also provides information about the financial results of the various segments of our business to provide a better understanding of how those segments and their results affect the financial condition and results of operations of the Company as a whole. This discussion should be read in conjunction with our Consolidated Financial Statements as of January 31, 2011, and the fiscal year then ended and accompanying notes.

Currently, our operations consist of three reportable business segments: (1) the Walmart U.S. segment; (2) the Walmart International segment; and (3) the Sam's Club segment. The Walmart U.S. segment includes the Company's mass merchant concept in the United States and Puerto Rico, operating under the "Walmart" or "Wal-Mart" brand, as well as walmart.com. The Walmart International segment consists of the Company's operations outside of the United States and Puerto Rico. The Sam's Club segment includes the warehouse membership clubs in the United States and Puerto Rico, as well as samsclub.com.

Throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations, we discuss segment operating income and comparable store and club sales. The Company measures the results of its segments using, among other measures, each segment's operating income, including certain corporate overhead allocations. From time to time, we revise the measurement of each segment's operating income, including any corporate overhead allocations, as dictated by the information regularly reviewed by our chief operating decision maker. When we do so, the prior period amounts for segment operating income are reclassified to conform to the current period's presentation.

The amounts representing "Other" in the leverage discussion of the Company Performance Metrics are unallocated corporate overhead items.

Comparable store and club sales is a metric which indicates the performance of our existing U.S. stores and clubs by measuring the change in sales for such stores and clubs for a particular period from the corresponding period in the prior year. Walmart's definition of comparable store sales includes sales from stores and clubs open for the previous 12 months, including remodels, relocations and expansions. Changes in format continue to be excluded from comparable store and club sales when the conversion is accompanied by a relocation or expansion that results in a change in square feet of more than five percent. Since the impact of this revision is inconsequential, the Company will not restate comparable store and club sales results for previously reported years. Comparable store and club sales are also referred to as "same-store" sales by others within the retail industry. The method of calculating comparable store and club sales varies across the retail industry. As a result, our calculation of comparable store and club sales is not necessarily comparable to similarly titled measures reported by other companies.

In discussions of our consolidated results and the operating results of our Walmart International segment, we sometimes refer to the impact of changes in currency exchange rates. When we refer to changes in currency exchange rates or currency exchange rate fluctuations, we are referring to the differences between the currency exchange rates we use to convert the Walmart International segment's operating results from local currencies into U.S. dollars for financial reporting purposes. The impacts of currency exchange rate fluctuations are typically calculated as the difference between current period activity translated using the current period's currency exchange rates and the comparable prior year period's currency exchange rates, respectively. We use this method for all countries where the functional currency is not denominated in the U.S. dollar.

In connection with the Company's new financial system implementation, we changed the level at which we apply the retail method of accounting for inventory. The retrospective application of this accounting change impacted both segment and consolidated operating income, as well as consolidated net income for all comparable periods presented. See "Notes to Consolidated Financial Statements," Note 2. "Accounting Change."

In addition, we reclassified certain revenue and expense items within our Consolidated Statements of Income for financial reporting purposes. The reclassifications did not impact consolidated operating income or consolidated net income attributable to Walmart. All prior period amounts have been reclassified to conform to the current period's presentation.

The Retail Industry

We operate in the highly competitive retail industry in all of the countries we serve. We face strong sales competition from other discount, department, drug, variety and specialty stores, warehouse clubs, and supermarkets, many of which are national, regional or international chains, as well as internet-based retailers and catalog businesses. We compete with a number of companies for prime retail site locations, as well as in attracting and retaining quality employees (whom we call "associates"). We, along with other retail companies, are influenced by a number of factors including, but not limited to: general economic conditions, cost of goods, consumer disposable income, consumer debt levels and buying patterns, consumer credit availability, interest rates, customer preferences, unemployment, labor costs, inflation, deflation, currency exchange fluctuations, fuel and energy prices, weather patterns, climate change, catastrophic events, competitive pressures and insurance costs. Further information on certain risks to our Company can be located in "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended January 31, 2011.

Company Performance Metrics

The Company's performance metrics emphasize three priorities for improving shareholder value: Growth, Leverage and Returns. The Company's priority of growth focuses on sales through comparable store and club sales and unit square feet growth; the priority of leverage encompasses the Company's objective to increase its operating income at a faster rate than the growth in net sales by growing its operating, selling, general and administrative expenses ("operating expenses") at a slower rate than the growth of its net sales; and the priority of returns focuses on how efficiently the Company employs its assets as reflected in its return on investment ("ROI") and how effectively the Company manages working capital as reflected in its free cash flow.

Growth

Net Sales

	Fiscal Years Ended January 31,							
(Dollar amounts in millions)	**2011**			2010			2009	
	Net Sales	**Percent of Total**	**Percent Change**	Net Sales	Percent of Total	Percent Change	Net Sales	Percent of Total
Walmart U.S.	**$260,261**	**62.1%**	**0.1%**	$259,919	64.2%	1.1%	$256,970	64.0%
Walmart International	**109,232**	**26.1%**	**12.1%**	97,407	24.0%	1.3%	96,141	24.0%
Sam's Club	**49,459**	**11.8%**	**3.5%**	47,806	11.8%	-0.4%	47,976	12.0%
Net Sales	**$418,952**	**100.0%**	**3.4%**	$405,132	100.0%	1.0%	$401,087	100.0%

Our consolidated net sales increased by 3.4% and 1.0% in fiscal 2011 and fiscal 2010, respectively, when compared to the previous fiscal year. Net sales in fiscal 2011 increased primarily due to our continued expansion activities as we added 3.4% of additional retail square feet during fiscal 2011. In addition, foreign currency exchange rates favorably impacted our fiscal 2011 sales growth by approximately $4.5 billion, offset by a 0.6% decline in total U.S. comparable store and club sales. Net sales in fiscal 2010 increased due to increased customer traffic, continued global expansion activities and the acquisition of our Chilean subsidiary, Distribución y Servicio S.A. de C.V. ("D&S") in January 2009, offset primarily by a $9.8 billion unfavorable currency exchange rate impact in our Walmart International segment and adversely affected by price deflation in certain merchandise categories in our Walmart U.S. segment. Volatility in currency exchange rates may continue to impact the Company's net sales in the future.

Calendar Comparable Store and Club Sales

Comparable store and club sales is a measure which indicates the performance of our existing U.S. stores and clubs by measuring the growth in sales for such stores and clubs for a particular period over the corresponding period in the prior year. Comparable store and club sales, including fuel impact, for the fiscal years ended January 31, 2011, 2010 and 2009 are as follows:

	With Fuel			Fuel Impact		
	Fiscal Years Ended January 31,			Fiscal Years Ended January 31,		
	2011	2010	2009	**2011**	2010	2009
Walmart U.S.	**-1.5%**	-0.7%	3.2%	**0.0%**	0.0%	0.0%
Sam's Club	**3.9%**	-1.4%	4.9%	**2.0%**	-2.1%	1.2%
Total U.S.	**-0.6%**	-0.8%	3.5%	**0.4%**	-0.3%	0.2%

Comparable store and club sales in the U.S., including fuel, decreased 0.6% and 0.8% in fiscal 2011 and 2010, respectively, and increased 3.5% in fiscal 2009. Total U.S. comparable store and club sales decreased during fiscal 2011 primarily due to a decline in customer traffic. Although customer traffic increased in fiscal 2010, comparable store sales in the United States were lower than those in fiscal 2009 due to deflation in certain merchandise categories and lower fuel prices. As we continue to add new stores in the United States, we do so with an understanding that additional stores may take sales away from existing units. We estimate the negative impact on comparable store sales as a result of opening new stores was approximately 0.8% in fiscal 2011, 0.6% in fiscal 2010 and 1.1% in fiscal 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Leverage

Operating Income

(Dollar amounts in millions)	Fiscal Years Ended January 31, 2011			2010			2009	
	Operating Income	**Percent of Total**	**Percent Change**	Operating Income	Percent of Total	Percent Change	Operating Income	Percent of Total
Walmart U.S.	**$19,914**	**78.0%**	**3.1%**	$19,313	80.5%	5.5%	$18,310	80.4%
Walmart International	**5,606**	**21.9%**	**14.4%**	4,901	20.4%	1.4%	4,832	21.2%
Sam's Club	**1,711**	**6.7%**	**12.9%**	1,515	6.3%	-8.1%	1,649	7.2%
Other	**(1,689)**	**-6.6%**	**-2.2%**	(1,727)	-7.2%	-14.7%	(2,024)	-8.8%
Total operating income	**$25,542**	**100.0%**	**6.4%**	$24,002	100.0%	5.4%	$22,767	100.0%

We believe comparing the growth of our operating expenses to the growth of our net sales and comparing the growth of our operating income to the growth of our net sales are meaningful measures as they indicate how effectively we manage costs and leverage operating expenses. Our objective is to grow operating expenses at a slower rate than net sales and to grow operating income at a faster rate than net sales.

Operating Expenses

For fiscal 2011, we met our objective of growing operating expenses at a slower rate than net sales. Our operating expenses increased 1.7% in fiscal 2011 when compared to fiscal 2010, while net sales increased 3.4% during fiscal 2011 when compared to fiscal 2010. Operating expenses grew at a slower rate than net sales due to improved labor productivity and organizational changes made at the end of fiscal 2010 designed to strengthen and streamline our operations, as well as a reduction regarding certain incentive plan expenses. In fiscal 2010, we did not meet our objective of growing operating expenses at a slower rate than net sales. Our fiscal 2010 operating expenses increased 2.7% when compared to fiscal 2009, while net sales increased 1.0% over the same period. Operating expenses grew at a faster rate than net sales due to higher health benefit costs, restructuring charges and higher advertising expenses.

Operating Income

We met our objective of growing operating income at a faster rate than net sales in each of the last two fiscal years. In fiscal 2011, our operating income increased by 6.4% when compared to fiscal 2010, while net sales increased by 3.4% over the same period in fiscal 2010. Our operating income increased by 5.4% in fiscal 2010 when compared to fiscal 2009, while net sales increased by 1.0% over the prior year. Our Walmart U.S. and Walmart International segments met this objective in fiscal 2010. Our Sam's Club segment fell short of this objective primarily due to a $174 million pre-tax charge relating to a restructure of its operations, including the closure of 10 clubs.

Returns

Return on Investment

Management believes that return on investment is a meaningful metric to share with investors because it helps investors assess how effectively Walmart is employing its assets. Trends in ROI can fluctuate over time as management balances long-term potential strategic initiatives with any possible short-term impacts. ROI was relatively stable at 19.2 percent and 19.3 percent for the fiscal years ended January 31, 2011 and 2010, respectively.

We define ROI as adjusted operating income (operating income plus interest income, depreciation and amortization, and rent expense) for the fiscal year divided by average invested capital during that period. We consider average invested capital to be the average of our beginning and ending total assets of continuing operations plus accumulated depreciation and amortization less accounts payable and accrued liabilities for that period, plus a rent factor equal to the rent for the fiscal year multiplied by a factor of eight.

ROI is considered a non-GAAP financial measure. We consider return on assets ("ROA") to be the financial measure computed in accordance with generally accepted accounting principles ("GAAP") that is the most directly comparable financial measure to ROI as we calculate that financial measure. ROI differs from ROA (which is income from continuing operations for the fiscal year divided by average total assets of continuing operations for the period) because ROI: adjusts operating income to exclude certain expense items and adds interest income; adjusts total assets from continuing operations for the impact of accumulated depreciation and amortization, accounts payable and accrued liabilities; and incorporates a factor of rent to arrive at total invested capital.

Although ROI is a standard financial metric, numerous methods exist for calculating a company's ROI. As a result, the method used by management to calculate ROI may differ from the methods other companies use to calculate their ROI. We urge you to understand the methods used by another company to calculate its ROI before comparing our ROI to that of such other company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The calculation of ROI, along with a reconciliation to the calculation of ROA, the most comparable GAAP financial measurement, is as follows:

(Dollar amounts in millions)	For the Fiscal Years Ended January 31, 2011	2010 As Adjusted[3]
CALCULATION OF RETURN ON INVESTMENT		
Numerator		
Operating income	**$ 25,542**	$ 24,002
+ Interest income	**201**	181
+ Depreciation and amortization	**7,641**	7,157
+ Rent	**1,972**	1,808
= Adjusted operating income	**$ 35,356**	$ 33,148
Denominator		
Average total assets of continuing operations[1]	**$175,400**	$166,584
+ Average accumulated depreciation and amortization[1]	**43,911**	38,359
- Average accounts payable[1]	**32,004**	29,650
- Average accrued liabilities[1]	**18,718**	18,423
+ Rent x 8	**15,776**	14,464
= Average invested capital	**$184,365**	$171,334
Return on investment (ROI)	**19.2%**	19.3%
CALCULATION OF RETURN ON ASSETS		
Numerator		
Income from continuing operations	**$ 15,959**	$ 14,962
Denominator		
Average total assets of continuing operations[1]	**$175,400**	$166,584
Return on assets (ROA)	**9.1%**	9.0%

Certain Balance Sheet Data	As of January 31, 2011	2010 As Adjusted[3]	2009 As Adjusted[3]
Total assets of continuing operations[2]	**$180,532**	$170,267	$162,901
Accumulated depreciation and amortization	**46,611**	41,210	35,508
Accounts payable	**33,557**	30,451	28,849
Accrued liabilities	**18,701**	18,734	18,112

[1] The average is based on the addition of the account balance at the end of the current period to the account balance at the end of the prior period and dividing by 2.

[2] Based on continuing operations only and therefore excludes the impact of discontinued operations. Total assets as of January 31, 2011, 2010 and 2009 in the table above exclude assets of discontinued operations that are reflected in the Consolidated Balance Sheets of $131 million, $140 million and $195 million, respectively.

[3] Effective May 1, 2010, the Company implemented a new financial system for its operations in the United States, Canada and Puerto Rico. Concurrent with this implementation and the increased system capabilities, the Company changed the level at which it applies the retail method of accounting for inventory in these operations from 13 divisions to 49 departments. See "Notes to Consolidated Financial Statements," Note 2. "Accounting Change."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Free Cash Flow

We define free cash flow as net cash provided by operating activities in a period minus payments for property and equipment made in that period. We generated positive free cash flow of $10.9 billion, $14.1 billion and $11.6 billion for the years ended January 31, 2011, 2010 and 2009, respectively. The decline in free cash flow during fiscal 2011 as compared to fiscal 2010 is principally due to our increased investment in inventory, partially offset by an increase in accounts payable. The increase in free cash flow in fiscal 2010 as compared to fiscal 2009 resulted primarily from improved operating results and relatively low inventory levels at January 31, 2010.

Free cash flow is considered a non-GAAP financial measure. Management believes, however, that free cash flow, which measures our ability to generate cash from our business operations, is an important financial measure for use in evaluating the Company's financial performance. Free cash flow should be considered in addition to, rather than as a substitute for, income from continuing operations as a measure of our performance and net cash provided by operating activities as a measure of our liquidity.

Additionally, our definition of free cash flow is limited, in that it does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other contractual obligations or payments made for business acquisitions. Therefore, we believe it is important to view free cash flow as a measure that provides supplemental information to our entire statement of cash flows.

Although other companies report their free cash flow, numerous methods may exist for calculating a company's free cash flow. As a result, the method used by our management to calculate free cash flow may differ from the methods other companies use to calculate their free cash flow. We urge you to understand the methods used by another company to calculate its free cash flow before comparing our free cash flow to that of such other company.

Free cash flow

(dollars in billions)



$11.6
$14.1
$10.9
FY09
FY10
FY11

The following table sets forth a reconciliation of free cash flow, a non-GAAP financial measure, to net cash provided by operating activities, a GAAP measure, which we believe to be the GAAP financial measure most directly comparable to free cash flow, as well as information regarding net cash used in investing activities and net cash used in financing activities.

	Fiscal Years Ended January 31,		
(Amounts in millions)	**2011**	2010	2009
Net cash provided by operating activities	**$ 23,643**	$ 26,249	$ 23,147
Payments for property and equipment	**(12,699)**	(12,184)	(11,499)
Free cash flow	**$ 10,944**	$ 14,065	$ 11,648
Net cash used in investing activities	**$(12,193)**	$(11,620)	$(10,742)
Net cash used in financing activities	**$(12,028)**	$(14,191)	$ (9,918)

Results of Operations

The following discussion of our Results of Operations is based on our continuing operations and excludes any results or discussion of our discontinued operations.

Certain items that impacted our income from continuing operations during the fiscal years ended 2011, 2010 and 2009 were as follows (in millions):

	2011	2010	2009
Credit for certain net tax benefits[1]	**$434**	$372	$ —
Restructuring charges[2]	—	(260)	—
Settlement of wage and hour class action lawsuits[3]	—	—	(382)

[1] *In fiscal 2011, we recorded $434 million in net tax benefits that resulted primarily from the repatriation of certain non-U.S. earnings that increased U.S. foreign tax credits and favorable adjustments to transfer pricing agreements.*

In fiscal 2010, we recorded $372 million in net tax benefits primarily from the repatriation of certain non-U.S. earnings that increased U.S. foreign tax credits.

[2] *In fiscal 2010, we announced several organizational changes, including the closure of 10 Sam's Clubs, designed to strengthen and streamline our operations. As a result, we recorded $260 million in pre-tax restructuring charges.*

[3] *In fiscal 2009, we settled 63 wage and hour class action lawsuits. As a result of the settlement, we recorded a pre-tax charge of approximately $382 million during the fourth quarter of fiscal 2009.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations

	Fiscal Years Ended January 31,		
	2011	2010	2009
Net sales[1]	**$418,952**	$405,132	$401,087
Percentage change from comparable period	**3.4%**	1.0%	7.3%
Total U.S. calendar comparable store and club sales	**-0.6%**	-0.8%	3.5%
Gross profit margin as a percentage of sales	**24.7%**	24.9%	24.2%
Operating income[1]	**$ 25,542**	$ 24,002	$ 22,767
Operating income as a percentage of net sales	**6.1%**	5.9%	5.7%
Income from continuing operations[1]	**$ 15,959**	$ 14,962	$ 13,734
Unit counts	**8,970**	8,459	7,909
Retail square feet[2]	**984,949**	952,237	918,044

[1] Dollar amounts in millions
[2] Amounts in thousands

Our consolidated net sales increased by 3.4% and 1.0% in fiscal 2011 and 2010, respectively. Net sales in fiscal 2011 primarily increased due to our continued expansion activities as we added 3.4% of additional retail square feet during the year. In addition, $4.5 billion of the increase in net sales during fiscal 2011 resulted from currency exchange rate fluctuations, offset by a 0.6% decline in U.S. comparable store and club sales. Net sales in fiscal 2010 increased due to the growth in customer traffic, continued global expansion activities and the acquisition of D&S in January 2009, offset primarily by a $9.8 billion unfavorable currency exchange rate impact in our Walmart International segment and price deflation in certain merchandise categories in our Walmart U.S. segment. Volatility in currency exchange rates may continue to impact the Company's net sales in the future.

Our gross profit, as a percentage of net sales (our "gross profit margin"), was 24.7%, 24.9% and 24.2% in fiscal 2011, 2010 and 2009, respectively. Our Walmart U.S. segment and Walmart International segment net sales yield higher gross profit margins than our Sam's Club segment, which operates on lower margins as a membership club warehouse. In fiscal 2011, gross profit margin was relatively flat compared to fiscal 2010. In fiscal 2010, gross profit margin increased primarily due to enhanced merchandising strategies in our Walmart U.S. and Sam's Club segments.

Operating expenses, as a percentage of net sales, were 19.3%, 19.7% and 19.3% for fiscal 2011, 2010 and 2009, respectively. In fiscal 2011, operating expenses as a percentage of net sales decreased primarily due to improved labor productivity and organizational changes implemented at the end of fiscal 2010 designed to strengthen and streamline our operations, as well as a reduction in certain incentive plan expenses. In fiscal 2010, operating expenses increased primarily due to higher health benefit costs, a pre-tax charge of $260 million relating to the restructuring of U.S. operations, and higher advertising expenses.

Operating income was $25.5 billion, $24.0 billion and $22.8 billion for fiscal 2011, 2010 and 2009, respectively. Operating income in fiscal 2011 was aided by $231 million due to the effects of currency exchange fluctuations. Operating income in fiscal 2010 was reduced by $540 million due to the effect of currency exchange rate fluctuations. Volatility in currency exchange rates may continue to impact the Company's operating income in the future.

Our effective income tax rate was 32.2%, 32.4% and 34.2% for fiscal 2011, 2010 and 2009, respectively. The fiscal 2011 and fiscal 2010 provision for taxes include certain tax benefits that caused the effective tax rates for each of those two years to be less than the effective tax rate in fiscal 2009. During fiscal 2011 and 2010, we recorded certain tax benefits totaling $434 million and $372 million, respectively, primarily from the repatriation of certain non-U.S. earnings that increased our U.S. foreign tax credits. We expect the fiscal 2012 annual effective tax rate to be approximately 33.5% to 34.5%. Significant factors that may impact the annual effective tax rate include changes in our assessment of certain tax contingencies, settlement of tax contingencies and the mix of earnings among our U.S. and international operations.

As a result of the factors discussed above, we reported $16.0 billion, $15.0 billion and $13.7 billion of income from continuing operations for the fiscal years ended January 31, 2011, 2010 and 2009, respectively.

Walmart U.S. Segment

	Fiscal Years Ended January 31,		
	2011	2010	2009
Net sales[1]	**$260,261**	$259,919	$256,970
Percentage change from comparable period	**0.1%**	1.1%	7.6%
Calendar comparable store sales	**-1.5%**	-0.7%	3.2%
Operating income[1]	**$ 19,914**	$ 19,313	$ 18,310
Operating income as a percentage of net sales	**7.7%**	7.4%	7.1%
Unit counts	**3,804**	3,755	3,703
Retail square feet[2]	**617,067**	605,852	592,256

[1] Dollar amounts in millions
[2] Amounts in thousands

Walmart U.S. unit counts


3,703
3,755
3,804
FY09
FY10
FY11

Management's Discussion and Analysis of Financial Condition and Results of Operations

Walmart U.S. net sales were relatively flat for fiscal 2011 compared to fiscal 2010 as growth in retail square feet was offset by a decline in comparable store sales of 1.5 percent as a result of slower customer traffic. The net sales growth in fiscal 2010 resulted from an increase in customer traffic and strength in our grocery and health and wellness categories, as well as our continued expansion activities.

Gross profit margin was relatively flat for fiscal 2011 as compared to fiscal 2010. In fiscal 2010, gross profit margin increased 0.7 percentage points compared to the prior year due to enhanced merchandising strategies and lower inventory shrinkage.

Operating expenses, as a percentage of net sales, decreased by 0.3 percentage points in fiscal 2011 compared to fiscal 2010 due to expense leveraging principally related to improved labor productivity and a reduction in incentive plan expenses. Operating expenses, as a percentage of net sales, increased by 0.4 percentage points in fiscal 2010 compared to the prior year due to a smaller increase in net sales as compared to the prior year, higher health benefit costs, higher advertising expenses and a pre-tax charge of $73 million relating to the restructuring of Walmart U.S. operations.

As a result of the factors discussed above, operating income was $19.9 billion, $19.3 billion and $18.3 billion for fiscal 2011, 2010 and 2009, respectively.

Walmart International Segment

	Fiscal Years Ended January 31,		
	2011	2010	2009
Net Sales[1]	**$109,232**	$97,407	$96,141
Percentage change from comparable period	**12.1%**	1.3%	6.2%
Operating income[1]	**$ 5,606**	$ 4,901	$ 4,832
Operating income as a percentage of net sales	**5.1%**	5.0%	5.0%
Unit counts	**4,557**	4,099	3,595
Retail square feet[2]	**286,680**	265,846	244,802

[1] Dollar amounts in millions
[2] Amounts in thousands



Walmart International unit counts
3,595
4,099
4,557
FY09
FY10
FY11

Net sales for the Walmart International segment increased 12.1% and 1.3% in fiscal 2011 and 2010, respectively. Fluctuations in foreign exchange rates provided a favorable impact of $4.5 billion in fiscal 2011. The remaining fiscal 2011 increase in net sales is primarily due to our markets growing constant currency sales over last year, as overall retail square feet increased 7.8% during the year. Brazil, China and Mexico contributed some of the highest sales increases to Walmart International's net sales growth in fiscal 2011. The fiscal 2010 increase in the Walmart International segment's net sales primarily resulted from our expansion activities and the inclusion of the results of D&S, acquired in January 2009, offset by the unfavorable impact of changes in currency exchange rates of $9.8 billion. For additional information regarding our acquisitions, refer to Note 15 of the "Notes to Consolidated Financial Statements." Volatility in currency exchange rates may continue to impact the Walmart International segment's net sales in the future.

Gross profit margin was relatively flat in fiscal 2011 as compared to fiscal 2010. In fiscal 2010, the Walmart International segment's gross profit margin increased 0.2 percentage points compared to the prior year. The increase was primarily driven by currency exchange rate fluctuations and the inclusion of D&S, which was acquired in January 2009.

Operating expenses, as a percentage of net sales, decreased 0.3 percentage points in fiscal 2011 compared to fiscal 2010 due to effective expense management in Japan and the United Kingdom. Operating expenses, as a percentage of net sales, increased 0.3 percentage points in fiscal 2010 compared to the prior year primarily as a result of the inclusion of D&S, which was acquired in January 2009.

Currency exchange rate fluctuations increased operating income by $231 million in fiscal 2011 and reduced operating income by $540 million in fiscal 2010. Volatility in currency exchange rates may continue to impact the Walmart International segment's operating results in the future.

As a result of the factors discussed above, operating income was $5.6 billion, $4.9 billion and $4.8 billion for fiscal 2011, 2010 and 2009, respectively.

Sam's Club Segment

	Fiscal Years Ended January 31,		
	2011	2010	2009
Net Sales[1]	**$49,459**	$47,806	$47,976
Percentage change from comparable period	**3.5%**	-0.4%	8.2%
Calendar comparable club sales[2]	**3.9%**	-1.4%	4.9%
Operating income[1]	**$ 1,711**	$ 1,515	$ 1,649
Operating income as a percentage of net sales	**3.5%**	3.2%	3.4%
Unit counts	**609**	605	611
Retail square feet[3]	**81,202**	80,539	80,986

[1] Dollar amounts in millions
[2] Includes fuel sales, which impacted our comparable club sales by 2.0%, (2.1%) and 1.2%, respectively, in fiscal 2011, 2010 and 2009
[3] Amounts in thousands

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net sales for the Sam's Club segment increased 3.5% and decreased 0.4% for fiscal 2011 and 2010, respectively. The fiscal 2011 growth in net sales is primarily due to the increase in average ticket and member traffic. Average ticket increased at a faster rate than net sales. In addition, fuel sales, driven by higher fuel prices and gallons sold, positively impacted comparable club sales by 2.0 percentage points in fiscal 2011. The fiscal 2010 decrease in net sales primarily resulted from the decline in comparable club sales due to the negative impact of 2.1 percentage points from lower fuel prices when compared to the previous fiscal year, partially offset by sales increases in fresh food, consumables and certain health and wellness categories. Volatility in fuel prices may continue to impact the net sales and operating income of the Sam's Club segment in the future.

Gross profit margin was relatively flat for fiscal 2011 compared to fiscal 2010. Gross profit margin increased 0.6 percentage points during fiscal 2010 compared to the prior year due to continued strength in sales of consumables, fresh food and other food-related categories.

Operating expenses, as a percentage of net sales, decreased approximately 0.5 percentage points in fiscal 2011 compared to fiscal 2010 and increased 0.8 percentage points in fiscal 2010 compared to fiscal 2009 primarily due to the $174 million pre-tax charge related to the restructuring of Sam's Club operations, including the closure of 10 clubs, incurred during the fourth quarter of fiscal 2010.

Membership and other income, as a percentage of net sales, decreased slightly in fiscal 2011 when compared to fiscal 2010 and decreased slightly for fiscal 2010 when compared to fiscal 2009. The decrease in both years was driven by decreases in other income.

As a result of the factors discussed above, operating income was $1.7 billion, $1.5 billion and $1.6 billion for fiscal 2011, 2010 and 2009, respectively.


Sam's Club
unit counts
611
605
609
FY09
FY10
FY11

Liquidity and Capital Resources

Cash flows provided by operating activities have historically supplied us with a significant source of liquidity. We use these cash flows, supplemented with long-term debt and short-term borrowings, to fund our operations and global expansion activities. Generally, some or all of the remaining free cash flow, if any, funds all or part of the dividends on our common stock and share repurchases.

(Amounts in millions)	Fiscal Years Ended January 31, 2011	2010	2009
Net cash provided by operating activities	**$ 23,643**	$ 26,249	$ 23,147
Payments for property and equipment	**(12,699)**	(12,184)	(11,499)
Free cash flow	**$ 10,944**	$ 14,065	$ 11,648
Net cash used in investing activities	**$(12,193)**	$(11,620)	$(10,742)
Net cash used in financing activities	**$(12,028)**	$(14,191)	$ (9,918)

Cash Flows from Operating Activities

Cash flows provided by operating activities were $23.6 billion, $26.2 billion and $23.1 billion for fiscal years ended January 31, 2011, 2010 and 2009, respectively. The fiscal 2011 decrease in cash flow from operating activities was primarily the result of our increased investments in inventories, partially offset by an increase in accounts payable. The fiscal 2010 increase in cash flows provided by operating activities was primarily attributable to an increase in income from continuing operations and relatively low inventory levels at January 31, 2010.

Cash Equivalents and Working Capital

Cash and cash equivalents were $7.4 billion and $7.9 billion at January 31, 2011 and 2010, respectively. Our working capital deficits were $6.6 billion and $7.5 billion at January 31, 2011 and 2010, respectively. We generally operate with a working capital deficit due to our efficient use of cash in funding operations and in providing returns to our shareholders in the form of stock repurchases and the payment of dividends.

Cash Flows from Investing Activities

Cash flows from investing activities generally consist of payments for property and equipment, which were $12.7 billion, $12.2 billion and $11.5 billion during fiscal 2011, 2010 and 2009, respectively. These capital expenditures primarily relate to new store growth, as well as remodeling costs for existing stores. We expect capital expenditures for fiscal 2012 to range between $12.5 billion and $13.5 billion, excluding any business acquisitions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Global Expansion Activities

We expect to finance our fiscal 2012 global expansion plans primarily through cash flows from operations and future debt financings. The following table represents our estimated range for growth in retail square feet by segment for fiscal 2012. This table does not include growth in retail square feet from pending or future acquisitions.

(In thousands)	Fiscal Year 2012 Projected Growth in Retail Square Feet
Walmart U.S. segment	10,000 – 11,000
Sam's Club segment	400 – 600
Total U.S.	10,400 – 11,600
Walmart International segment	23,000 – 24,000
Grand Total	33,400 – 35,600

The following table represents an allocation of our capital expenditures for property and equipment:

	Allocation of Capital Expenditures Fiscal Years Ending January 31,		
	Projected	Actual	
Capital Expenditures	2012	**2011**	2010
New stores, including expansions and relocations	33%	**24%**	29%
Remodels	11%	**26%**	17%
Information systems, distribution and other	23%	**19%**	23%
Total U.S.	67%	**69%**	69%
International	33%	**31%**	31%
Total Capital Expenditures	100%	**100%**	100%

Pending Business Acquisitions

As discussed in Note 15 to the consolidated financial statements, the Company currently anticipates completing the following business combinations during fiscal 2012:

- *Netto*: On May 27, 2010, the Company announced an agreement with Dansk Supermarked A/S, whereby ASDA, our subsidiary in the United Kingdom (U.K.), will purchase Netto Foodstores Limited. Netto operates 193 units, each averaging 8,000 square feet. On March 9, 2011, the U.K. Office of Fair Trading confirmed its clearance of ASDA's proposed purchase of Netto, subject to the requirement that ASDA divest 47 Netto units. The original estimated purchase price was approximately £778 million ($1.2 billion), subject to finalizing any divestitures; and
- *Massmart*: On November 29, 2010, the Company announced an offer to purchase 51% of Massmart for approximately ZAR 17 billion ($2.3 billion). Massmart operates 288 units under several wholesale and retail banners in South Africa and 13 other sub-Saharan African countries. The transaction is subject to final regulatory approval.

Cash Flows from Financing Activities

Short-Term Borrowings

Net short-term borrowings increased by $503 million in fiscal 2011, and decreased by $1.0 billion and $3.7 billion in fiscal 2010 and 2009, respectively. From time to time, we utilize the liquidity under our short-term borrowing programs to fund our operations, dividend payments, share repurchases, capital expenditures, and for other cash requirements and corporate purposes on an as needed basis.

Long-Term Debt

Proceeds from the issuance of long-term debt were $11.4 billion, $5.5 billion, and $6.6 billion for the fiscal years ended January 31, 2011, 2010 and 2009, respectively. The proceeds from the issuance of long-term debt were used to pay down or refinance existing debt, and for other general corporate purposes.

Dividends

On March 3, 2011, our Board of Directors approved an increase in the annual dividend for fiscal 2012 to $1.46 per share, an increase of approximately 21% over the dividends paid in fiscal 2011. Dividends per share were $1.21 and $1.09 in fiscal 2011 and 2010, respectively. For the fiscal year ending January 31, 2012, the annual dividend will be paid in four quarterly installments according to the following record and payable dates:

Record Date	Payable Date
March 11, 2011	April 4, 2011
May 13, 2011	June 6, 2011
August 12, 2011	September 6, 2011
December 9, 2011	January 3, 2012

We paid dividends of $4.4 billion, $4.2 billion and $3.7 billion for fiscal 2011, 2010 and 2009, respectively. We expect to pay aggregate dividends of approximately $5.1 billion in fiscal 2012.

Company Share Repurchase Program

On June 3, 2010, the Board of Directors authorized a new $15.0 billion share repurchase program, which was announced on June 4, 2010. The program has no expiration date or other restriction limiting the period over which we can make our share repurchases and will expire only when and if we have repurchased $15.0 billion of our shares under the program or we earlier terminate or replace the program. Any repurchased shares are constructively retired and returned to an unissued status. We spent approximately $14.8 billion, $7.3 billion and $3.5 billion for share repurchases during the fiscal years ended January 31, 2011, 2010 and 2009, respectively. We consider several factors in determining when to execute the share repurchases, including, among other things, our current cash needs, our capacity for leverage, our cost of borrowings and the market price of our common stock. At January 31, 2011, we had approximately $4.8 billion of remaining authorization to spend for share repurchases under the existing program.

Share repurchases

(dollars in billions)


$14.8
$7.3
$3.5
FY09
FY10
FY11

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources

Management believes cash flows from continuing operations and proceeds from the issuance of short-term borrowings will be sufficient to finance seasonal buildups in merchandise inventories and meet other cash requirements. If our operating cash flows are not sufficient to pay dividends and to fund our capital expenditures, we anticipate funding any shortfall in these expenditures with a combination of short-term borrowings and long-term debt. We plan to refinance existing long-term debt obligations as they mature and may desire to obtain additional long-term financing for other corporate purposes.

Our access to the commercial paper and long-term debt markets have historically provided us with substantial sources of liquidity. We anticipate no difficulty in obtaining financing from those markets in the future in view of our favorable experiences in the debt markets in the recent past. Our ability to continue to access the commercial paper and long-term debt markets on favorable interest rate and other terms will depend, to a significant degree, on the ratings assigned by the credit rating agencies to our indebtedness continuing to be at or above the level of our current ratings. At January 31, 2011, the ratings assigned to our commercial paper and rated series of our outstanding long-term debt were as follows:

Rating Agency	Commercial Paper	Long-term Debt
Standard & Poor's	A-1+	AA
Moody's Investors Service	P-1	Aa2
Fitch Ratings	F1+	AA
DBRS Limited	R-1(middle)	AA

In the event that the ratings of our commercial paper or any rated series of our outstanding long-term debt issues were lowered or withdrawn for any reason or if the ratings assigned to any new issue of the Company's long-term debt securities were lower than those noted above, our ability to access the debt markets would be adversely affected. In addition, in such a case, our cost of funds for new issues of commercial paper and long-term debt (i.e., the rate of interest on any such indebtedness) would be higher than our cost of funds had the ratings of those new issues been at or above the level of the ratings noted above. The rating agency ratings are not recommendations to buy, sell or hold our commercial paper or debt securities. Each rating may be subject to revision or withdrawal at any time by the assigning rating organization and should be evaluated independently of any other rating. Moreover, each credit rating is specific to the security to which it applies.

To monitor our credit ratings and our capacity for long-term financing, we consider various qualitative and quantitative factors. We monitor the ratio of our debt to our total capitalization as support for our long-term financing decisions. At January 31, 2011 and 2010, the ratio of our debt-to-total capitalization was 42.1% and 37.0%, respectively. For the purpose of this calculation, debt is defined as the sum of short-term borrowings, long-term debt due within one year, obligations under capital leases due within one year, long-term debt and long-term obligations under capital leases. Total capitalization is defined as debt plus total Walmart shareholders' equity. Our ratio of debt to our total capitalization increased in fiscal 2011 resulting from an increase in long-term debt coupled with a decline in shareholders' equity primarily due to our increase in share repurchases.

Contractual Obligations and Other Commercial Commitments

The following table sets forth certain information concerning our obligations and commitments to make contractual future payments, such as debt and lease agreements, and certain contingent commitments:

	Payments Due During Fiscal Years Ending January 31,				
(Amounts in millions)	Total	2012	2013-2014	2015-2016	Thereafter
Recorded Contractual Obligations:					
Long-term debt	$ 45,080	$ 4,655	$ 6,857	$ 7,494	$26,074
Short-term borrowings	1,031	1,031	—	—	—
Capital lease obligations	5,916	609	1,119	958	3,230
Unrecorded Contractual Obligations:					
Non-cancelable operating leases	14,123	1,406	2,607	2,325	7,785
Estimated interest on long-term debt	31,799	1,890	3,503	3,040	23,366
Trade letters of credit	2,620	2,620	—	—	—
Purchase obligations	4,141	3,200	692	205	44
Total commercial commitments	$104,710	$15,411	$14,778	$14,022	$60,499

Additionally, the Company has approximately $11.5 billion in undrawn lines of credit and standby letters of credit which, if drawn upon, would be included in the liabilities section of the Consolidated Balance Sheets.

Estimated interest payments are based on our principal amounts and expected maturities of all debt outstanding at January 31, 2011 and management's forecasted market rates for our variable rate debt.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Purchase obligations include legally binding contracts such as firm commitments for inventory and utility purchases, as well as commitments to make capital expenditures, software acquisition/license commitments and legally binding service contracts. Purchase orders for the purchase of inventory and other services are not included in the table above. Purchase orders represent authorizations to purchase rather than binding agreements. For the purposes of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on our current inventory needs and are fulfilled by our suppliers within short time periods. We also enter into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

The expected timing for payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid with respect to some unrecorded contractual commitments may be different depending on the timing of receipt of goods or services or changes to agreed-upon amounts for some obligations.

In addition to the amounts shown in the table above, $795 million of unrecognized tax benefits are considered uncertain tax positions and have been recorded as liabilities. The timing of the payment associated with these liabilities is uncertain. Refer to Note 10 to the Consolidated Financial Statements for additional discussion on unrecognized tax benefits.

Off Balance Sheet Arrangements

In addition to the unrecorded contractual obligations discussed and presented above, the Company has made certain guarantees as discussed below for which the timing of payment, if any, is unknown.

In connection with certain debt financing, the Company could be liable for early termination payments if certain unlikely events were to occur. At January 31, 2011, the aggregate termination payment would have been $84 million. The arrangement pursuant to which this payment could be made will expire in fiscal 2019.

The Company has future lease commitments for land and buildings for approximately 424 future locations. These lease commitments have lease terms ranging from 4 to 30 years and provide for certain minimum rentals. If executed, payments under operating leases would increase by $109 million for fiscal 2012, based on current cost estimates.

Market Risk

In addition to the risks inherent in our operations, we are exposed to certain market risks, including changes in interest rates and changes in currency exchange rates.

The analysis presented below for each of our market risk sensitive instruments is based on a hypothetical scenario used to calibrate potential risk and does not represent our view of future market changes. The effect of a change in a particular assumption is calculated without adjusting any other assumption. In reality, however, a change in one factor could cause a change in another, which may magnify or negate other sensitivities.

Interest Rate Risk

The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates. For debt obligations, the table represents the principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table represents the contractual cash flows and weighted-average interest rates by the contractual maturity date. The notional amounts are used to calculate contractual cash flows to be exchanged under the contracts. The weighted-average variable rates are based upon prevailing market rates at January 31, 2011.

	Expected Maturity Date						
	FY12	FY13	FY14	FY15	FY16	Thereafter	Total
Liabilities							
Short-term borrowings:							
Variable rate	$ 1,031	$ —	$ —	$ —	$ —	$ —	$ 1,031
Average interest rate	0.2%	—	—	—	—	—	0.2%
Long-term debt:							
Fixed rate	$ 3,095	$ 1,744	$ 4,295	$ 2,601	$ 4,273	$ 26,074	$ 42,082
Average interest rate	3.5%	4.8%	3.9%	2.5%	2.3%	5.3%	4.6%
Variable rate	$ 1,560	$ —	$ 818	$ 231	$ 389	$ —	$ 2,998
Average interest rate	2.5%	—	2.0%	1.5%	0.9%	—	2.0%
Interest rate derivatives							
Interest rate swaps:							
Variable to fixed	$ —	$ —	$ (18)	$ (3)	$ 3	$ —	$ (18)
Average pay rate	—	—	2.0%	1.5%	0.9%	—	1.6%
Average receive rate	—	—	0.9%	1.1%	1.0%	—	1.0%
Fixed to variable	$ —	$ 10	$ 205	$ 52	$ —	$ —	$ 267
Average pay rate	—	3.3%	1.2%	1.4%	—	—	1.7%
Average receive rate	—	4.6%	5.0%	3.1%	—	—	4.5%

Management's Discussion and Analysis of Financial Condition and Results of Operations

As of January 31, 2011, our variable rate borrowings, including the effect of our interest rate swaps, represented 15% of our total short-term and long-term debt. Based on January 31, 2011 debt levels, a 100 basis point change in prevailing market rates would cause our annual interest costs to change by approximately $59 million.

Foreign Currency Risk

We hold currency swaps to hedge the currency exchange component of our net investments in the United Kingdom. In fiscal 2010, we entered into currency swaps to hedge the currency exchange rate fluctuation exposure associated with the forecasted payments of principal and interest of non-U.S. denominated debt. The aggregate fair value of these swaps at January 31, 2011 and 2010 represented a gain of $471 million and $475 million, respectively. A hypothetical 10% increase or decrease in the currency exchange rates underlying these swaps from the market rate would have resulted in a loss or gain in the value of the swaps of $74 million and $58 million at January 31, 2011 and 2010, respectively. A hypothetical 10% change in interest rates underlying these swaps from the market rates in effect at January 31, 2011 would have resulted in a loss or gain in value of the swaps of $7 million on the value of the swaps.

In addition to currency swaps, we have designated debt of approximately £3.0 billion as of January 31, 2011 and 2010, as a hedge of our net investment in the United Kingdom. At January 31, 2011 and 2010, a hypothetical 10% increase or decrease in value of the U.S. dollar relative to the British pound would have resulted in a gain or loss, respectively, in the value of the debt of $480 million. In addition, we have designated debt of approximately ¥437.0 billion as of January 31, 2011 and 2010 as a hedge of our net investment in Japan. At January 31, 2011, a hypothetical 10% increase or decrease in value of the U.S. dollar relative to the Japanese yen would have resulted in a gain or loss in the value of the debt of $533 million. At January 31, 2010, a hypothetical 10% increase or decrease in value of the U.S. dollar relative to the Japanese yen would have resulted in a gain or loss in the value of the debt of $485 million.

Summary of Critical Accounting Policies

Management strives to report the financial results of the Company in a clear and understandable manner, although in some cases accounting and disclosure rules are complex and require us to use technical terminology. In preparing our consolidated financial statements, we follow accounting principles generally accepted in the United States. These principles require us to make certain estimates and apply judgments that affect our financial position and results of operations as reflected in our financial statements. These judgments and estimates are based on past events and expectations of future outcomes. Actual results may differ from our estimates.

Management continually reviews the Company's accounting policies, how they are applied and how they are reported and disclosed in our financial statements. Following is a summary of our more significant accounting policies and how they are applied in preparation of the financial statements.

Inventories

The Company values inventories at the lower of cost or market as determined primarily by the retail method of accounting, using the last-in, first-out ("LIFO") method for substantially all of the Walmart U.S. segment's merchandise inventories. The retail method of accounting results in inventory being valued at the lower of cost or market since permanent markdowns are currently taken as a reduction of the retail value of inventory. The Sam's Club segment's merchandise is valued based on the weighted-average cost using the LIFO method. Inventories for the Walmart International operations are primarily valued by the retail method of accounting and are stated using the first-in, first-out ("FIFO") method. At January 31, 2011 and 2010, our inventories valued at LIFO approximated those inventories as if they were valued at FIFO.

Under the retail method, inventory is stated at cost, which is determined by applying a cost-to-retail ratio to each merchandise grouping's retail value. The FIFO cost-to-retail ratio is based on the initial margin of beginning inventory plus the fiscal year purchase activity. The cost-to-retail ratio for measuring any LIFO reserves is based on the initial margin of the fiscal year purchase activity less the impact of any markdowns. The retail method requires management to make certain judgments and estimates that may significantly impact the ending inventory valuation at cost, as well as the amount of gross profit recognized. Judgments made include recording markdowns used to sell through inventory and shrinkage. When management determines the salability of inventory has diminished, markdowns for clearance activity and the related cost impact are recorded at the time the price change decision is made. Factors considered in the determination of markdowns include current and anticipated demand, customer preferences and age of merchandise, as well as seasonal and fashion trends. Changes in weather patterns and customer preferences related to fashion trends could cause material changes in the amount and timing of markdowns from year to year.

When necessary, the Company records a LIFO provision for a quarter for the estimated annual effect of inflation, and these estimates are adjusted to actual results determined at year-end. Our LIFO provision is calculated based on inventory levels, markup rates and internally generated retail price indices. At January 31, 2011 and 2010, our inventories valued at LIFO approximated those inventories as if they were valued at FIFO.

The Company provides for estimated inventory losses ("shrinkage") between physical inventory counts on the basis of a percentage of sales. The provision is adjusted annually based on historical results to reflect the estimated trend of the actual physical inventory count results.

As discussed in Note 2, effective May 1, 2010, the Company changed the level at which it applies the retail method for valuing its inventory for its operations in the United States, Canada and Puerto Rico. The retrospective application of this accounting change impacted both segment and consolidated operating income, as well as consolidated net income for all comparable periods presented.

Impairment of Assets

We evaluate long-lived assets other than goodwill and assets with indefinite lives for indicators of impairment whenever events or changes in circumstances indicate their carrying amounts may not be recoverable. Management's judgments regarding the existence of impairment indicators are based on market conditions and operational performance, such as operating income and cash flows. The evaluation for long-lived assets is performed at the lowest level of identifiable cash flows, which is generally at the individual store level or, in certain circumstances, at the market group level. The variability of these factors depends on a number of conditions, including uncertainty about future events and changes in demographics. Thus, our accounting estimates may change from period to period. These factors could cause management to conclude that impairment indicators exist and require impairment tests be performed, which could result in management determining the value of long-lived assets is impaired, resulting in a write-down of the long-lived assets.

Goodwill and other indefinite-lived acquired intangible assets are not amortized, but are evaluated for impairment annually or whenever events or changes in circumstances indicate that the value of a certain asset may be impaired. This evaluation requires management to make judgments relating to future cash flows, growth rates, and economic and market conditions. These evaluations are based on determining the fair value of a reporting unit or asset using a valuation method such as discounted cash flow or a relative, market-based approach. Historically, the Company has generated sufficient returns to recover the cost of goodwill and other indefinite-lived acquired intangible assets. Because of the nature of the factors used in these tests, if different conditions occur in future periods, future operating results could be materially impacted.

Income Taxes

The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in our financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, we reassess these probabilities and record any changes in the financial statements as appropriate. We account for uncertain tax positions by determining the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. This determination requires the use of judgment in assessing the timing and amounts of deductible and taxable items.

Self-Insurance

We use a combination of third-party insurance, self-insured retention and self-insurance for a number of risks, including, but not limited to, workers' compensation, general liability, vehicle liability, property and the Company's obligation for employee-related health care benefits. Liabilities associated with any claims are estimated by considering historical claims experience, including frequency, severity, demographic factors and other actuarial assumptions. In calculating our liability, we analyze our historical trends, including loss development, and apply appropriate loss development factors to the incurred costs associated with the claims made against our self-insured program. The estimated accruals for these liabilities could be significantly affected if future occurrences or loss development differ from these assumptions. For example, for our workers' compensation and general liability accrual, a 1% increase or decrease to the assumptions for claims costs or loss development factors would increase or decrease our self-insurance accrual by $27 million.

Forward-Looking Statements

This Annual Report contains statements that Walmart believes are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Those statements are intended to enjoy the protection of the safe harbor for forward-looking statements provided by that Act. Those forward-looking statements include statements in Management's Discussion and Analysis of Financial Condition and Results of Operations: under the captions "Company Performance Metrics – *Growth – Net Sales*" and "Results of Operations – *Consolidated Results of Operations*" with respect to the volatility of currency exchange rates possibly continuing to affect Walmart's net sales in the future; under the caption "Results of Operations – *Consolidated Results of Operations*" with respect to the volatility of currency exchange rates possibly continuing to affect Walmart's operating income in the future and with respect to Walmart's fiscal 2012 annual effective tax rate and the factors that may impact that annual effective tax rate; under the caption "Results of Operations – *Walmart International Segment*" with respect to the volatility of currency exchange rates possibly continuing to affect our Walmart International segment's net sales and operating results in the future; under the caption "Results of Operations – *Sam's Club Segment*" with respect to the volatility of fuel prices possibly continuing to affect our Sam's Club segment's net sales and operating income in the future; under the caption "Liquidity and Capital Resources – Cash Flows from Investing Activities" with respect to Walmart's expected capital expenditures in fiscal 2012; under the caption "Liquidity and Capital Resources – Cash Flows from Investing Activities – *Global Expansion Activities*" with respect to Walmart's expectation that it will finance its fiscal 2012 global expansion plans primarily through cash flows from operations and future debt financings, with respect to Walmart's expected capital expenditures in fiscal 2012, with respect to the estimated/projected growth in retail square feet in total and by operating segment in fiscal 2012 and with respect to the allocation of capital expenditures for property and equipment in fiscal 2012; under the caption "Liquidity and Capital Resources – Cash Flows from Investing Activities – *Pending Business Acquisitions*", as well as in Note 15 to our Consolidated Financial Statements, with respect to Walmart's expected consummation of certain acquisitions in fiscal 2012; under the caption "Liquidity and Capital Resources – Cash Flows from Financing Activities – *Dividends*", as well as in Note 17 to our Consolidated Financial Statements and elsewhere under the caption "Dividends payable per share", regarding the payment of dividends in fiscal 2011 with respect to Walmart's expected payment of dividends on certain dates in fiscal 2012 and the expected total amount of dividends to be paid in fiscal 2012; under the caption "Liquidity and Capital Resources – *Capital Resources*" with respect to Walmart's ability to finance seasonal build-ups in inventories and to meet other cash requirements with cash flows from operations and short-term borrowings, Walmart's ability to fund certain cash flow shortfalls by short-term borrowings and long-term debt, Walmart's plan to refinance long-term debt as it matures, Walmart's anticipated funding of any shortfall in cash to pay dividends and make capital expenditures through short-term borrowings and long-term debt, Walmart's plan to refinance existing long-term debt as it matures and may obtain additional long-term financing for other corporate purposes, Walmart's ability to obtain financing from the commercial paper and long-term debt markets, the factors that influence Walmart's ability to access those markets on favorable terms and the factors that could adversely affect Walmart's ability to access those markets on favorable terms; under the caption "Liquidity and Capital Resources – *Off Balance Sheet Arrangements*" with respect to the amount of increases in payments under operating leases if certain leases are executed; and under the caption "Market Risk" regarding future cash flows regarding certain instruments. These forward-looking statements also include statements in: Note 4 to our Consolidated Financial Statements regarding the weighted-average periods over which certain compensation cost is expected to be recognized; Note 10 to our Consolidated Financial Statements regarding the possible reduction of U.S. tax liability on accumulated but undistributed earnings of our non-U.S. subsidiaries, the realization of certain deferred tax assets, possible reduction of

Management's Discussion and Analysis of Financial Condition and Results of Operations

unrecognized tax benefits, the reasons for such reductions and the magnitude of their impact on our results of operations and financial condition, and the possibility that the resolution of certain non-U.S. federal income tax matters could result in a material liability for us; Note 12 regarding an adverse decision in, or settlement of, certain litigation to which Walmart is a party possibly resulting in liability adverse to Walmart; and Note 14 regarding a charge as to a benefit plan being recorded in the first quarter of fiscal 2012 . In addition, these statements include a statement in the material in this Annual Report entitled "Our Financial Priorities" relating to Walmart's expectation as to the growth of its net sales and the methods of that growth. The letter of our President and Chief Executive Officer appearing in this Annual Report includes forward-looking statements that relate to: management's expectation that sales momentum for Walmart's Sam's Club segment will continue in fiscal 2012, Walmart's Global Customer Insight Group helping drive growth and Walmart continuing to leverage its resources, lower costs and increasing its speed to market. Forward-looking statements appear in this Annual Report under the heading "Walmart – Leveraging our foundation to reach more American families" and relate to management's expectations regarding implementation of a four-point plan to improve comparable stores sales, opening our Walmart U.S. segment's first convenience format stores in the second quarter of fiscal 2012 and the size of, and merchandise to be sold in, those stores, and that top line sales growth will further enhance the Walmart U.S. segment's ability to drive expense leverage. In addition, a forward-looking statement appears in this Annual Report under the heading "Walmart International – Driving aggressive global growth and increased leverage" regarding management's expectation for growth in the Walmart International segment in fiscal 2012, both through growth in square footage in current markets and through investments in certain formats in emerging markets. Moreover, a forward-looking statement appears under the heading "Sam's Club – Delivering growth through Savings Made Simple" and relates to management's expectations for our Sam's Club segment that new merchandise items will be added and that initiatives are on the way to help the Sam's segment better leverage its expenses in fiscal 2012. The forward-looking statements described above are identified by the use in such statements of one or more of the words or phrases "anticipate," "could be," "could reduce," "estimated," "expansion," "expect," "grow," "is expected," "is implementing," "may be reduced," "may continue," "may impact," "may result," "on the way," "projected," "will be," "will be paid," "will be recorded," "will continue," "will depend," "will further enhance," "will expand," "will help drive," "will open," "would be," and "would increase," and other similar words or phrases. Similarly, descriptions of our objectives, strategies, plans, goals or targets are also forward-looking statements. These statements discuss, among other things, expected growth, future revenues, future cash flows, future capital expenditures, future performance, future initiatives and the anticipation and expectations of Walmart and its management as to future occurrences and trends.

The forward-looking statements included in this Annual Report and that we make elsewhere are subject to certain factors, in the United States and internationally, could materially affect our financial performance, our results of operations, including our sales, earnings per share or comparable store sales or comparable club sales for any period, our effective tax rate, business operations, business strategy, plans, goals and objectives. These factors include, but are not limited to: general economic conditions, including changes in the economy of the United States or other countries, economic instability, changes in the monetary policies of the United States, the Board of Governors of the Federal Reserve System, other governments or central banks, the current economic crisis and disruptions in the financial markets, including as a result of sovereign debt crises, governmental budget deficits, unemployment levels, credit availability to consumers and businesses, levels of consumer disposable income, consumer confidence, consumer spending patterns and debt levels, inflation, deflation, the cost of the goods we sell, labor costs, transportation costs, the cost of diesel fuel, gasoline, natural gas and electricity, the cost of healthcare benefits, accident costs, our casualty and other insurance costs, information security costs, the cost of construction materials, availability of acceptable building sites for new stores, clubs and other formats, competitive pressures, accident-related costs, weather patterns, catastrophic events, storm and other damage to our stores and distribution centers, weather-related closing of stores, availability and transport of goods from domestic and foreign suppliers, currency exchange fluctuations and volatility, trade restrictions, changes in tariff and freight rates, adoption of or changes in tax, labor and other laws and regulations that affect our business, costs of compliance with laws and regulations, the resolution of tax matters, the outcome of legal proceedings to which we are a party, interest rate fluctuations, and other capital market, economic and geo-political conditions and events, including civil unrest and terrorist attacks. Moreover, we typically earn a disproportionate part of our annual operating income in the fourth quarter as a result of the seasonal buying patterns. Those buying patterns are difficult to forecast with certainty. The foregoing list of factors that may affect our performance is not exclusive. Other factors and unanticipated events could adversely affect our business operations and financial performance. We discuss certain of these matters more fully, as well as certain risk factors that may affect our business operations, financial condition, results of operations and liquidity in other of our filings with the Securities and Exchange Commission (the "SEC"), including our Annual Report on Form 10-K. We filed our Annual Report on Form 10-K for the year ended January 31, 2011, with the SEC on March 30, 2011. The forward-looking statements described above are made based on knowledge of our business and the environment in which we operate. However, because of the factors described and listed above, as well as other factors, or as a result of changes in facts, assumptions not being realized or other circumstance, actual results may materially differ from anticipated results described or implied in these forward-looking statements. We cannot assure the reader that the results or developments expected or anticipated by us will be realized or, even if substantially realized, that those results or developments will result in the expected consequences for us or affect us, our business or our operations in the way we expect. You are urged to consider all of these risks, uncertainties and other factors carefully in evaluating the forward-looking statements and not to place undue reliance on such forward-looking statements. The forward-looking statements included in this Annual Report speak only as of the date of this report, and we undertake no obligation to update these forward-looking statements to reflect subsequent events or circumstances, except as may be required by applicable law.

Consolidated Statements of Income

(Amounts in millions except per share data)	2011	2010 As Adjusted	2009 As Adjusted
	Fiscal Years Ended January 31,		
Revenues:			
Net sales	**$418,952**	$405,132	$401,087
Membership and other income	**2,897**	2,953	3,167
	421,849	408,085	404,254
Costs and expenses:			
Cost of sales	**315,287**	304,444	303,941
Operating, selling, general and administrative expenses	**81,020**	79,639	77,546
Operating income	**25,542**	24,002	22,767
Interest:			
Debt	**1,928**	1,787	1,896
Capital leases	**277**	278	288
Interest income	**(201)**	(181)	(284)
Interest, net	**2,004**	1,884	1,900
Income from continuing operations before income taxes	**23,538**	22,118	20,867
Provision for income taxes:			
Current	**6,703**	7,643	6,564
Deferred	**876**	(487)	569
	7,579	7,156	7,133
Income from continuing operations	**15,959**	14,962	13,734
Income (loss) from discontinued operations, net of tax	**1,034**	(79)	146
Consolidated net income	**16,993**	14,883	13,880
Less consolidated net income attributable to noncontrolling interest	**(604)**	(513)	(499)
Consolidated net income attributable to Walmart	**$ 16,389**	$ 14,370	$ 13,381
Basic net income per common share:			
Basic income per common share from continuing operations attributable to Walmart	**$ 4.20**	$ 3.74	$ 3.36
Basic income (loss) per common share from discontinued operations attributable to Walmart	**0.28**	(0.02)	0.04
Basic net income per common share attributable to Walmart	**$ 4.48**	$ 3.72	$ 3.40
Diluted net income per common share:			
Diluted income per common share from continuing operations attributable to Walmart	**$ 4.18**	$ 3.73	$ 3.35
Diluted income (loss) per common share from discontinued operations attributable to Walmart	**0.29**	(0.02)	0.04
Diluted net income per common share attributable to Walmart	**$ 4.47**	$ 3.71	$ 3.39
Weighted-average number of common shares:			
Basic	**3,656**	3,866	3,939
Diluted	**3,670**	3,877	3,951
Dividends declared per common share	**$ 1.21**	$ 1.09	$ 0.95

See accompanying notes.

Consolidated Balance Sheets

(Amounts in millions except per share data)	As of January 31, 2011	2010 As Adjusted
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 7,395**	$ 7,907
Receivables, net	**5,089**	4,144
Inventories	**36,318**	32,713
Prepaid expenses and other	**2,960**	3,128
Current assets of discontinued operations	**131**	140
Total current assets	**51,893**	48,032
Property and equipment:		
Land	**24,386**	22,591
Buildings and improvements	**79,051**	73,657
Fixtures and equipment	**38,290**	34,035
Transportation equipment	**2,595**	2,355
Construction in process	**4,262**	5,210
Property and equipment	**148,584**	137,848
Less accumulated depreciation	**(43,486)**	(38,304)
Property and equipment, net	**105,098**	99,544
Property under capital leases:		
Property under capital leases	**5,905**	5,669
Less accumulated amortization	**(3,125)**	(2,906)
Property under capital leases, net	**2,780**	2,763
Goodwill	**16,763**	16,126
Other assets and deferred charges	**4,129**	3,942
Total assets	**$180,663**	$170,407
LIABILITIES AND EQUITY		
Current liabilities:		
Short-term borrowings	**$ 1,031**	$ 523
Accounts payable	**33,557**	30,451
Accrued liabilities	**18,701**	18,734
Accrued income taxes	**157**	1,347
Long-term debt due within one year	**4,655**	4,050
Obligations under capital leases due within one year	**336**	346
Current liabilities of discontinued operations	**47**	92
Total current liabilities	**58,484**	55,543
Long-term debt	**40,692**	33,231
Long-term obligations under capital leases	**3,150**	3,170
Deferred income taxes and other	**6,682**	5,508
Redeemable noncontrolling interest	**408**	307
Commitments and contingencies		
Equity:		
Preferred stock ($0.10 par value; 100 shares authorized, none issued)	**—**	—
Common stock ($0.10 par value; 11,000 shares authorized, 3,516 and 3,786 issued and outstanding at January 31, 2011 and January 31, 2010, respectively)	**352**	378
Capital in excess of par value	**3,577**	3,803
Retained earnings	**63,967**	66,357
Accumulated other comprehensive income (loss)	**646**	(70)
Total Walmart shareholders' equity	**68,542**	70,468
Noncontrolling interest	**2,705**	2,180
Total equity	**71,247**	72,648
Total liabilities and equity	**$180,663**	$170,407

See accompanying notes.

Consolidated Statements of Shareholders' Equity

(Amounts in millions)	Number of Shares	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Walmart Shareholders' Equity	Noncontrolling Interest	Total Equity
Balances — February 1, 2008 (As Adjusted)	3,973	$397	$3,028	$ 57,022	$ 3,864	$ 64,311	$1,939	$ 66,250
Consolidated net income	—	—	—	13,381	—	13,381	499	13,880
Other comprehensive income	—	—	—	—	(6,552)	(6,552)	(371)	(6,923)
Cash dividends ($0.95 per share)	—	—	—	(3,746)	—	(3,746)	—	(3,746)
Purchase of Company stock	(61)	(6)	(95)	(3,315)	—	(3,416)	—	(3,416)
Other	13	2	987	2	—	991	(273)	718
Balances — January 31, 2009 (As Adjusted)	3,925	393	3,920	63,344	(2,688)	64,969	1,794	66,763
Consolidated net income (excludes redeemble noncontrolling interest)	—	—	—	14,370	—	14,370	499	14,869
Other comprehensive income	—	—	—		2,618	2,618	64	2,682
Cash dividends ($1.09 per share)	—	—	—	(4,217)	—	(4,217)	—	(4,217)
Purchase of Company stock	(145)	(15)	(246)	(7,136)	—	(7,397)	—	(7,397)
Purchase of redeemable noncontrolling interest	—	—	(288)	—	—	(288)	—	(288)
Other	6	—	417	(4)	—	413	(177)	236
Balances — January 31, 2010 (As Adjusted)	**3,786**	**378**	**3,803**	**66,357**	**(70)**	**70,468**	**2,180**	**72,648**
Consolidated net income (excludes redeemable noncontrolling interest)	—	—	—	**16,389**	—	**16,389**	**584**	**16,973**
Other comprehensive income	—	—	—	—	**716**	**716**	**162**	**878**
Cash dividends ($1.21 per share)	—	—	—	**(4,437)**	—	**(4,437)**	—	**(4,437)**
Purchase of Company stock	**(280)**	**(28)**	**(487)**	**(14,319)**	—	**(14,834)**	—	**(14,834)**
Other	**10**	**2**	**261**	**(23)**	—	**240**	**(221)**	**19**
Balances — January 31, 2011	**3,516**	**$352**	**$3,577**	**$ 63,967**	**$ 646**	**$ 68,542**	**$2,705**	**$ 71,247**

Comprehensive Income

(Amounts in millions)	Fiscal Years Ended January 31, 2011	2010 As Adjusted	2009 As Adjusted
Consolidated net income:			
Consolidated net income [1]	**$16,993**	$14,883	$13,880
Other comprehensive income:			
Currency translation [2]	**1,137**	2,854	(6,860)
Net change in fair values of derivatives	**(17)**	94	(17)
Minimum pension liability	**(145)**	(220)	(46)
Total comprehensive income	**17,968**	17,611	6,957
Less amounts attributable to the noncontrolling interest:			
Consolidated net income [1]	**(604)**	(513)	(499)
Currency translation [2]	**(259)**	(110)	371
Amounts attributable to the noncontrolling interest	**(863)**	(623)	(128)
Comprehensive income attributable to Walmart	**$17,105**	$16,988	$ 6,829

[1] Includes $20 million and $14 million in fiscal 2011 and 2010, respectively, that is related to the redeemable noncontrolling interest.

[2] Includes $97 million and $46 million in fiscal 2011 and 2010, respectively, that is related to the redeemable noncontrolling interest.

See accompanying notes.

Consolidated Statements of Cash Flows

(Amounts in millions)	Fiscal Years Ended January 31, 2011	2010 As Adjusted	2009 As Adjusted
Cash flows from operating activities:			
Consolidated net income	**$ 16,993**	$ 14,883	$ 13,880
Loss (income) from discontinued operations, net of tax	**(1,034)**	79	(146)
Income from continuing operations	**15,959**	14,962	13,734
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	**7,641**	7,157	6,739
Deferred income taxes	**651**	(504)	581
Other operating activities	**1,087**	318	752
Changes in certain assets and liabilities, net of effects of acquisitions:			
Accounts receivable	**(733)**	(297)	(101)
Inventories	**(3,086)**	2,213	(184)
Accounts payable	**2,557**	1,052	(410)
Accrued liabilities	**(433)**	1,348	2,036
Net cash provided by operating activities	**23,643**	26,249	23,147
Cash flows from investing activities:			
Payments for property and equipment	**(12,699)**	(12,184)	(11,499)
Proceeds from disposal of property and equipment	**489**	1,002	714
Proceeds from disposal of certain international operations, net	**—**	—	838
Investments and business acquisitions, net of cash acquired	**(202)**	—	(1,576)
Other investing activities	**219**	(438)	781
Net cash used in investing activities	**(12,193)**	(11,620)	(10,742)
Cash flows from financing activities:			
Net change in short-term borrowings	**503**	(1,033)	(3,745)
Proceeds from issuance of long-term debt	**11,396**	5,546	6,566
Payments of long-term debt	**(4,080)**	(6,033)	(5,387)
Dividends paid	**(4,437)**	(4,217)	(3,746)
Purchase of Company stock	**(14,776)**	(7,276)	(3,521)
Purchase of redeemable noncontrolling interest	**—**	(436)	—
Payment of capital lease obligations	**(363)**	(346)	(352)
Other financing activities	**(271)**	(396)	267
Net cash used in financing activities	**(12,028)**	(14,191)	(9,918)
Effect of exchange rates on cash and cash equivalents	**66**	194	(781)
Net increase (decrease) in cash and cash equivalents	**(512)**	632	1,706
Cash and cash equivalents at beginning of year	**7,907**	7,275	5,569
Cash and cash equivalents at end of year	**$ 7,395**	$ 7,907	$ 7,275
Supplemental disclosure of cash flow information			
Income tax paid	**$ 6,984**	$ 7,389	$ 6,596
Interest paid	**2,163**	2,141	1,787
Capital lease obligations incurred	**49**	61	284

See accompanying notes.

Notes to Consolidated Financial Statements

1 Summary of Significant Accounting Policies

General

Wal-Mart Stores, Inc. ("Walmart," the "Company" or "we") operates retail stores in various formats around the world, aggregated into three reportable segments: (1) the Walmart U.S. segment; (2) the Walmart International segment; and (3) the Sam's Club segment. We are committed to saving people money so they can live better. We earn the trust of our customers every day by providing a broad assortment of quality merchandise and services at every day low prices ("EDLP") while fostering a culture that rewards and embraces mutual respect, integrity and diversity. EDLP is our pricing philosophy under which we price items at a low price every day so our customers trust that our prices will not change under frequent promotional activity. Our fiscal year ends on January 31.

Principles of Consolidation

The consolidated financial statements include the accounts of Wal-Mart Stores, Inc. and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. Investments in unconsolidated affiliates, which are 50% or less owned and do not meet the consolidation criteria of Topic 810 of the Financial Accounting Standards Codification ("ASC") are accounted for using the equity method. These investments are immaterial to our consolidated financial statements.

The Company's operations in Argentina, Brazil, Chile, China, Costa Rica, El Salvador, Guatemala, Honduras, India, Japan, Mexico, Nicaragua and the United Kingdom are consolidated using a December 31 fiscal year-end, generally due to statutory reporting requirements. There were no significant intervening events during January 2011 which materially affected the consolidated financial statements. The Company's operations in the United States and Canada are consolidated using a January 31 fiscal year-end.

Use of Estimates

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. Those principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Management's estimates and assumptions also affect the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers investments with a maturity of three months or less when purchased to be cash equivalents. All credit card, debit card and EBT transactions that process in less than seven days are classified as cash and cash equivalents. The amounts due from banks for these transactions classified as cash totaled $1.2 billion and $2.6 billion at January 31, 2011 and 2010, respectively. In addition, cash and cash equivalents includes restricted cash related to cash collateral holdings from various counterparties as required by certain derivative and trust agreements of $504 million and $469 million at January 31, 2011 and 2010, respectively.

Receivables

Receivables consist primarily of amounts due from:

- insurance companies resulting from our pharmacy sales;
- banks for customer credit card, debit card and electronic bank transfers that take in excess of seven days to process;
- suppliers for marketing or incentive programs;
- consumer financing programs in certain international subsidiaries; and
- real estate transactions.

We establish a reserve for uncollectible receivables based on historical trends in collection of past due amounts and write-off history. Our overall reserve for uncollectible receivables was $252 million and $298 million at January 31, 2011 and 2010, respectively.

Our Walmart International segment offers a limited amount of consumer credit products, principally through our subsidiaries in Chile, Canada and Mexico. At January 31, 2011, the balance of these receivables was $673 million, net of its reserve for doubtful accounts of $83 million, and is included in receivables, net on the accompanying consolidated balance sheet.

Inventories

The Company values inventories at the lower of cost or market as determined primarily by the retail method of accounting, using the last-in, first-out ("LIFO") method for substantially all of the Walmart U.S. segment's merchandise inventories. The retail method of accounting results in inventory being valued at the lower of cost or market since permanent markdowns are currently taken as a reduction of the retail value of inventory. The Sam's Club segment's merchandise is valued based on the weighted-average cost using the LIFO method. Inventories for the Walmart International operations are primarily valued by the retail method of accounting and are stated using the first-in, first-out ("FIFO") method. At January 31, 2011 and 2010, our inventories valued at LIFO approximate those inventories as if they were valued at FIFO.

As discussed in Note 2, effective May 1, 2010, the Company changed the level at which it applies the retail method for valuing inventory for its operations in the United States, Canada, and Puerto Rico. The retrospective application of this accounting change impacted both segment and consolidated operating income, as well as consolidated net income for all comparable periods presented.

Property and Equipment

Property and equipment are stated at cost. Gains or losses on disposition are recognized as earned or incurred. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred. Property and equipment are generally depreciated over the following estimated useful lives on a straight-line basis:

Buildings and improvements	3–40 years
Fixtures and equipment	3–25 years
Transportation equipment	4–15 years

Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the remaining expected lease term. If significant expenditures are made for leasehold improvements late in the expected term of a lease and renewal is reasonably assured, the useful life of the leasehold improvement is limited to the end of the renewal period or economic life of the asset, whichever is shorter. Depreciation expense, including amortization of property under capital leases, for fiscal years 2011, 2010 and 2009 was $7.6 billion, $7.2 billion and $6.7 billion, respectively.

Notes to Consolidated Financial Statements

Capitalized Interest

The interest costs associated with construction projects are capitalized and included as part of the cost of the project. When no debt is incurred specifically for a project, interest is capitalized on amounts expended on the project using our weighted-average cost of borrowing. Capitalization of interest ceases when the project is substantially complete. Interest costs capitalized on construction projects were $63 million, $85 million and $88 million in fiscal 2011, 2010 and 2009, respectively.

Long-Lived Assets

Long-lived assets are stated at cost. Management reviews long-lived assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The evaluation is performed at the lowest level of identifiable cash flows, which is at the individual store level or in certain circumstances a market group of stores. Undiscounted cash flows expected to be generated by the related assets are estimated over the asset's useful life based on updated projections. If the evaluation indicates that the carrying amount of the asset may not be recoverable, any potential impairment is measured based upon the fair value of the related asset or asset group as determined by an appropriate market appraisal or other valuation technique.

Goodwill and Other Acquired Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations and is allocated to the appropriate segment when acquired. Other acquired intangible assets are stated at the fair value acquired as determined by a valuation technique commensurate with the intended use of the related asset. Goodwill and indefinite-lived intangible assets are not amortized; rather, they are evaluated for impairment annually during our fourth fiscal quarter or whenever events or changes in circumstances indicate that the value of the asset may be impaired. Definite-lived intangible assets are considered long-lived assets and are amortized on a straight-line basis over the periods that expected economic benefits will be provided.

Goodwill is evaluated for impairment by determining the fair value of the related reporting unit. Fair value is measured based on the discounted cash flow method and relative market-based approaches. The analyses require significant management judgment to evaluate the capacity of an acquired business to perform within projections. The Company has not recorded impairment charges related to goodwill.

The following table reflects goodwill activity, by operating segment, for fiscal years 2011 and 2010:

(Amounts in millions)	Walmart U.S.	Walmart International	Sam's Club	Total
February 1, 2009	$207	$14,740	$313	$15,260
Currency translation and other	—	866	—	866
January 31, 2010	207	15,606	313	16,126
Currency translation and other	—	605	—	605
Acquisitions	32	—	—	32
January 31, 2011	**$239**	**$16,211**	**$313**	**$16,763**

During fiscal 2011, Walmart U.S. completed an immaterial business acquisition that resulted in the recognition of $32 million in goodwill.

Indefinite-lived intangible assets are included in other assets and deferred charges on the accompanying Consolidated Balance Sheets. These assets are evaluated for impairment based on their fair values using valuation techniques which are updated annually based on the most recent variables and assumptions. There were no impairment charges related to indefinite-lived intangible assets recorded during the fiscal years ended January 31, 2011, 2010 and 2009.

Self-Insurance Reserves

The Company uses a combination of insurance, self-insured retention and self-insurance for a number of risks, including, but not limited to, workers' compensation, general liability, vehicle liability, property and the Company's obligation for employee-related health care benefits. Liabilities relating to these claims associated with these risks are estimated by considering historical claims experience, including frequency, severity, demographic factors, and other actuarial assumptions. In estimating our liability for such claims, we periodically analyze our historical trends, including loss development, and apply appropriate loss development factors to the incurred costs associated with the claims. See Note 6.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized.

The Company records a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company records interest and penalties related to unrecognized tax benefits in interest expense and operating, selling, general and administrative expenses, respectively, in the Company's Consolidated Statements of Income.

Revenue Recognition

The Company recognizes sales revenue net of sales taxes and estimated sales returns at the time it sells merchandise to the customer. Customer purchases of shopping cards are not recognized as revenue until the card is redeemed and the customer purchases merchandise by using the shopping card. The Company also recognizes revenue from service transactions at the time the service is performed. Generally, revenue from services is classified as a component of net sales on our Consolidated Statements of Income.

Notes to Consolidated Financial Statements

Sam's Club Membership Fee Revenue Recognition

The Company recognizes Sam's Club membership fee revenue both in the United States and internationally over the term of the membership, which is 12 months. The following table summarizes membership fee activity for each of the fiscal years 2011, 2010 and 2009.

	Fiscal Years Ended January 31,		
(Amounts in millions)	**2011**	2010	2009
Deferred membership fee revenue, beginning of year	**$ 532**	$ 541	$ 551
Cash received from members	**1,074**	1,048	1,044
Membership fee revenue recognized	**(1,064)**	(1,057)	(1,054)
Deferred membership fee revenue, end of year	**$ 542**	$ 532	$ 541

Sam's Club membership fee revenue is included in membership and other income in the revenues section of the accompanying Consolidated Statements of Income. The deferred membership fee is included in accrued liabilities on the accompanying Consolidated Balance Sheets.

Cost of Sales

Cost of sales includes actual product cost, the cost of transportation to the Company's warehouses, stores and clubs from suppliers, the cost of transportation from the Company's warehouses to the stores and clubs and the cost of warehousing for our Sam's Club segment and import distribution centers.

Payments from Suppliers

Walmart receives money from suppliers for various programs, primarily volume incentives, warehouse allowances and reimbursements for specific programs such as markdowns, margin protection and advertising. Substantially all payments from suppliers are accounted for as a reduction of inventory purchases and recognized in our Consolidated Statements of Income when the related inventory is sold.

Operating, Selling, General and Administrative Expenses

Operating, selling, general and administrative expenses include all operating costs of the Company, except those costs related to the transportation of products from the supplier to the warehouses, stores or clubs, the costs related to the transportation of products from the warehouses to the stores or clubs and the cost of warehousing for our Sam's Club segment and import distribution centers. As a result, the majority of the cost of warehousing and occupancy for our Walmart U.S. and Walmart International segments' distribution facilities is included in operating, selling, general and administrative expenses. Because we do not include most of the cost of our Walmart U.S. and Walmart International segments' distribution facilities in cost of sales, our gross profit and gross profit as a percentage of net sales (our "gross profit margin") may not be comparable to those of other retailers that may include all costs related to their distribution facilities in cost of sales and in the calculation of gross profit.

Advertising Costs

Advertising costs are expensed as incurred and were $2.5 billion, $2.4 billion and $2.1 billion in fiscal 2011, 2010 and 2009, respectively. Advertising costs consist primarily of print, television and digital advertisements.

Advertising reimbursements received from suppliers are generally accounted for as a reduction of purchases and recognized in our Consolidated Statements of Income when the related inventory is sold.

Leases

The Company estimates the expected term of a lease by assuming the exercise of renewal options where an economic penalty exists that would preclude the abandonment of the lease at the end of the initial non-cancelable term and the exercise of such renewal is at the sole discretion of the Company. This expected term is used in the determination of whether a store or club lease is a capital or operating lease and in the calculation of straight-line rent expense. Additionally, the useful life of leasehold improvements is limited by the expected lease term or the economic life of the asset, whichever is shorter. If significant expenditures are made for leasehold improvements late in the expected term of a lease and renewal is reasonably assured, the useful life of the leasehold improvement is limited to the end of the renewal period or economic life of the asset, whichever is shorter.

Rent abatements and escalations are considered in the calculation of minimum lease payments in the Company's capital lease tests and in determining straight-line rent expense for operating leases.

Pre-Opening Costs

The costs of start-up activities, including organization costs, related to new store openings, store remodels, expansions and relocations are expensed as incurred and included in operating, selling, general and administrative expenses on our Consolidated Statements of Income. Pre-opening costs totaled $320 million, $227 million and $289 million for the years ended January 31, 2011, 2010 and 2009, respectively.

Currency Translation

The assets and liabilities of all international subsidiaries are translated from the respective local currency to the U.S. dollar using exchange rates at the balance sheet date. The income statements of international subsidiaries are translated from the respective local currencies to the U.S. dollar using average exchange rates for the period covered by the income statements. Related translation adjustments are recorded as a component of accumulated other comprehensive income (loss).

Reclassifications

In connection with the Company's finance transformation project, we reviewed and adjusted the classification of certain revenue and expense items within our Consolidated Statements of Income for financial reporting purposes. The reclassifications did not impact operating income or consolidated net income attributable to Walmart. The changes were effective February 1, 2010 and have been reflected in all periods presented.

Recent Accounting Pronouncements

A new accounting standard, effective for and adopted by the Company on February 1, 2010, changes the approach to determining the primary beneficiary of a variable interest entity ("VIE") and requires companies to assess more frequently whether they must consolidate VIEs. The adoption of this new standard did not have a material impact on our consolidated financial statements.

2 Accounting Change

Effective May 1, 2010, the Company implemented a new financial system for its operations in the United States, Canada and Puerto Rico. Concurrent with this implementation and the increased system capabilities, the Company changed the level at which it applies the retail method of accounting for inventory in these operations from 13 divisions to 49 departments. The Company believes the change is preferable because applying the retail method of accounting for inventory at the departmental level better segregates merchandise with similar cost-to-retail ratios and turnover, as well as providing a more accurate cost of goods sold and ending inventory value at the lower of cost or market for each reporting period. The retrospective application of this accounting change impacted both segment and consolidated operating income, as well as consolidated net income for all comparable periods presented.

The retrospective application of the accounting change impacted the following financial statement line items:

	Fiscal Year Ended January 31, 2010			Fiscal Year Ended January 31, 2009		
(Amounts in millions, except per share data)	**As Reported**	**Adjustments**	**As Adjusted**	As Reported	Adjustments	As Adjusted
Consolidated Statements of Income:						
Cost of sales [1]	$304,657	$(213)	$304,444	$304,056	$(115)	$303,941
Operating income	23,950	52	24,002	22,798	(31)	22,767
Provision for income taxes	7,139	17	7,156	7,145	(12)	7,133
Income from continuing operations	14,927	35	14,962	13,753	(19)	13,734
Consolidated net income attributable to Walmart	14,335	35	14,370	13,400	(19)	13,381
Basic net income per share attributable to Walmart	3.71	0.01	3.72	3.40	—	3.40
Diluted net income per share attributable to Walmart	3.70	0.01	3.71	3.39	—	3.39

[1] The cost of sales adjustments includes $(52) million and $31 million pertaining to the accounting change for the fiscal years ended January 31, 2010 and 2009, respectively. Certain reclassifications that had no effect on operating income or on the consolidated net income attributable to Walmart represent the remainder of the amounts included in the cost of sales adjustment columns above.

	Fiscal Year Ended January 31, 2010		
(Amounts in millions)	**As Reported**	**Adjustments**	**As Adjusted**
Consolidated Balance Sheets:			
Inventories	$33,160	$(447)	$32,713
Prepaid expenses and other	2,980	148	3,128
Accrued income taxes	1,365	(18)	1,347
Retained earnings	66,638	(281)	66,357

3 Net Income Per Common Share

Basic net income per common share attributable to Walmart is based on the weighted-average number of outstanding common shares. Diluted net income per common share attributable to Walmart is based on the weighted-average number of outstanding common shares adjusted for the dilutive effect of share-based awards. The dilutive effect of share-based awards was 14 million, 11 million and 12 million shares in fiscal 2011, 2010 and 2009, respectively. The Company had approximately 4 million, 5 million and 6 million stock options outstanding at January 31, 2011, 2010 and 2009, respectively, which were not included in the diluted net income per common share calculation because their effect would be antidilutive.

For purposes of determining consolidated net income per common share attributable to Walmart, income from continuing operations attributable to Walmart and the income (loss) from discontinued operations, net of tax, are as follows:

	Fiscal Years Ended January 31,		
(Amounts in millions)	**2011**	2010	2009
Income from continuing operations	**$15,959**	$14,962	$13,734
Less consolidated net income attributable to noncontrolling interest	**(604)**	(513)	(499)
Income from continuing operations attributable to Walmart	**15,355**	14,449	13,235
Income (loss) from discontinued operations, net of tax	**1,034**	(79)	146
Consolidated net income attributable to Walmart	**$16,389**	$14,370	$13,381

4 Share-Based Compensation

As of January 31, 2011, the Company has awarded share-based compensation to executives and other associates of the Company through various share-based compensation plans. The compensation cost recognized for all plans was $371 million, $335 million and $302 million for fiscal 2011, 2010 and 2009, respectively. Virtually all of our share-based compensation costs are classified as operating, selling, general and administrative expenses in the accompanying Consolidated Statements of Income. The total income tax benefit recognized for all share-based compensation plans was $141 million, $126 million and $112 million for fiscal 2011, 2010 and 2009, respectively. The following table summarizes our share-based compensation expense by award type:

	Fiscal Years Ended January 31,		
(Amounts in millions)	**2011**	2010	2009
Restricted stock and performance share awards	**$162**	$140	$134
Restricted stock rights	**157**	111	74
Stock options	**52**	84	94
Share-based compensation expense	**$371**	$335	$302

The Company's shareholder-approved Stock Incentive Plan of 2010 (the "Plan"), which amended and restated the Company's Stock Incentive Plan of 2005, effective June 4, 2010, was established to grant stock options, restricted (non-vested) stock, performance shares and other equity compensation awards to its associates and nonemployee directors for which 210 million shares of common stock issued or to be issued under the Plan have been registered under the Securities Act of 1933, as amended. The Company believes that such awards serve to align the interests of its associates with those of its shareholders.

Under the Plan and prior plans, substantially all stock option awards have been granted with an exercise price equal to the market price of the Company's stock at the date of grant. Options granted generally vest over five years and have a contractual term of 10 years.

The Company's United Kingdom subsidiary, ASDA, also offers two other stock option plans to its colleagues. The first plan, the ASDA Colleague Share Ownership Plan 1999 (the "CSOP"), grants options to certain colleagues. The initial CSOP grants have both a three-year and a six-year vesting with subsequent grants vesting over six years. The CSOP shares have an exercise period of two months immediately following the vesting date. The second plan, the ASDA Sharesave Plan 2000 (the "Sharesave Plan"), grants options to certain colleagues at 80% of the average market value of the three days preceding the date of grant. Sharesave options become exercisable after three years and generally expire six months after becoming exercisable. A combined 49 million shares of common stock were registered under the Securities Act of 1933, as amended, for issuance upon the exercise of stock options granted under the CSOP and the Sharesave Plan.

Restricted Stock and Performance Share Awards

Under the Plan, the Company grants various types of awards of restricted stock to certain associates. These grants include awards for shares that vest based on the passage of time, performance criteria, or both. Vesting periods vary. Restricted stock awards granted before January 1, 2008 may be settled in stock, or deferred as stock or cash, based upon the associate's election. Consequently, these awards are classified as liabilities in the accompanying Consolidated Balance Sheets, unless the associate has elected for the award to be settled or deferred in stock. Restricted stock awards issued in fiscal 2009 and thereafter generally are settled or deferred in stock.

Performance share awards under the Plan vest based on the passage of time and achievement of performance criteria. Based on the extent to which the targets are achieved, vested shares may range from 0% to 150% of the original award amount. Because the performance shares issued before January 1, 2008 may be settled in stock or cash, the performance shares are included in accrued liabilities and deferred income taxes and other in the accompanying Consolidated Balance Sheets, unless the associate has elected for the award to be settled or deferred in stock. Beginning in fiscal 2009, performance shares issued are settled or deferred in stock; therefore, they are accounted for as equity in the accompanying Consolidated Balance Sheets. The fair value of performance share awards accounted for as equity is determined on the date of grant using the stock price discounted for the expected dividend yield through the vesting period and is recognized ratably over the vesting period.

The fair value of the restricted stock and performance share liabilities is remeasured each reporting period. The total liability for restricted stock and performance share awards at January 31, 2011 and 2010 was $12 million and $63 million, respectively.

A summary of the Company's restricted stock and performance share award activity for fiscal 2011 presented below represents the maximum number of shares that could be earned or vested under the Plan (in thousands, except per share prices):

Restricted Stock and Performance Share Awards	Shares	Weighted-Average Grant-Date Fair Value Per Share
Restricted Stock and Performance Share Awards at February 1, 2010	**14,324**	**$50.18**
Granted	**4,842**	**55.52**
Vested	**(3,533)**	**48.90**
Forfeited	**(2,016)**	**50.88**
Restricted Stock and Performance Share Awards at January 31, 2011	**13,617**	**$52.33**

As of January 31, 2011, there was $331 million of total unrecognized compensation cost related to restricted stock and performance share awards granted under the Plan, which is expected to be recognized over a weighted-average period of 2.3 years. The total fair value of shares vested during the fiscal years ended January 31, 2011, 2010 and 2009, was $142 million, $110 million and $55 million, respectively.

Restricted Stock Rights

In fiscal 2007, the Company began issuing restricted stock rights to most associates in lieu of stock option awards. Restricted stock rights are associate rights to Company stock after a specified service period. Grants issued before fiscal 2009 typically vest over five years with 40% vesting three years from grant date and the remaining 60% vesting five years from grant date. Beginning in fiscal 2009, the vesting schedule was adjusted for new grants to 50% vesting three years from grant date and the remaining 50% vesting five years from grant date. The fair value of each restricted stock right is determined on the date of grant using the stock price discounted for the expected dividend yield through the vesting period and is recognized ratably over the vesting period. Expected dividend yield over the vesting period is based on the expected dividend yield rate over the life of the grant. The weighted-average discount for the dividend yield used to determine the fair value of restricted stock rights granted in fiscal 2011, 2010 and 2009 was 9.1%, 8.5% and 6.8%, respectively.

A summary of the Company's restricted stock rights activity for fiscal 2011 presented below represents the maximum number of shares that could be earned or vested under the Plan (in thousands, except per share prices):

Restricted Stock Rights	Shares	Weighted-Average Grant-Date Fair Value Per Share
Restricted Stock Rights at February 1, 2010	**14,024**	**$46.50**
Granted	**5,520**	**50.04**
Vested	**(1,177)**	**42.72**
Forfeited	**(1,529)**	**47.38**
Restricted Stock Rights at January 31, 2011	**16,838**	**$47.71**

As of January 31, 2011, there was $397 million of total unrecognized compensation cost related to restricted stock rights granted under the Plan, which is expected to be recognized over a weighted-average period of 2.3 years. The fair value of the restricted stock rights vested in fiscal 2011, 2010 and 2009, was $50 million, $49 million, and $0 million, respectively.

Stock Options

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes-Merton option valuation model that uses various assumptions for inputs, which are noted in the following table. Generally, the Company uses expected volatilities and risk-free interest rates that correlate with the expected term of the option when estimating an option's fair value. To determine the expected life of the option, the Company bases its estimates on historical exercise and expiration activity of grants with similar vesting periods. Expected volatility is based on historical volatility of our stock. The expected risk-free interest rate is based on the U.S. Treasury yield curve at the time of the grant. The expected dividend yield over the vesting period is based on the expected dividend yield rate over the life of the grant. The following table represents the weighted-average assumptions used by the Company to estimate the fair values of the Company's stock options at the grant dates:

	Fiscal Years Ended January 31,		
	2011	2010	2009
Dividend yield	**2.3%**	2.1%	1.9%
Volatility	**17.1%**	18.7%	16.7%
Risk-free interest rate	**1.8%**	1.4%	2.0%
Expected life in years	**3.1**	3.1	3.4
Weighted-average fair value of options granted	**$12.53**	$10.41	$9.97

Stock options granted during fiscal 2011 were primarily issued under the Sharesave Plan. A summary of the stock option award activity for fiscal 2011 is presented below (in thousands, except years and per share prices):

Stock Options	Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Life in Years	Aggregate Intrinsic Value
Outstanding at February 1, 2010	**41,959**	**$49.32**		
Granted	**1,921**	**43.79**		
Exercised	**(7,868)**	**47.66**		
Forfeited or expired	**(2,626)**	**49.85**		
Outstanding at January 31, 2011	**33,386**	**49.35**	**4.2**	**$228,076**
Exercisable at January 31, 2011	**23,793**	**$51.31**	**3.2**	**$117,319**

As of January 31, 2011, there was $42 million of total unrecognized compensation cost related to stock options granted under the Plan, which is expected to be recognized over a weighted-average period of 1.2 years. The following table includes additional information related to stock options:

(Amounts in millions)	Fiscal Years Ended January 31,		
	2011	2010	2009
Fair value of stock options vested	**$ 54**	$ 79	$107
Intrinsic value of stock options excercised	**51**	39	173
Proceeds from stock option exercised	**205**	111	585

Notes to Consolidated Financial Statements

5 Restructuring Charges

In the fourth quarter of fiscal 2010, the Company announced several organizational changes, including the closure of 10 Sam's Clubs, designed to strengthen and streamline our operations. As a result, the Company recorded $260 million in pre-tax restructuring charges as follows:

	Fiscal Year Ended January 31, 2010		
(Amounts in millions)	Asset Impairment	Severance Costs	Total
Walmart U.S.	$ —	$ 73	$ 73
Sam's Club	133	41	174
Other	—	13	13
Total	$133	$127	$260

The asset impairment charges generally relate to the real estate of the Sam's Club closures, which was written down to their estimated fair value of $46 million. The fair value was determined based on comparable market values of similar properties or on a rental income approach, using Level 2 inputs of the three-tier fair value hierarchy discussed in Note 8.

The pre-tax restructuring charges of $260 million are classified in operating, selling, general and administrative expenses on the accompanying Consolidated Statement of Income for the fiscal year ended January 31, 2010. At January 31, 2010, we had $127 million of severance costs included in accrued liabilities on the accompanying Consolidated Balance Sheet. These severance costs were paid during fiscal 2011.

6 Accrued Liabilities

Accrued liabilities consist of the following:

	As of January 31,	
(Amounts in millions)	**2011**	2010
Accrued wages and benefits [1]	**$ 5,895**	$ 5,986
Self-insurance [2]	**3,447**	3,224
Other [3]	**9,359**	9,524
Total accrued liabilities	**$18,701**	$18,734

[1] *Accrued wages and benefits include accrued wages, salaries, vacation, bonuses and other incentive plans.*

[2] *Self-insurance consists of all insurance-related liabilities, such as workers' compensation, general liability, vehicle liability, property and employee-related health care benefits.*

[3] *Other accrued liabilities consists of various items such as accrued taxes, maintenance, utilities, advertising, interest, and severance liabilities.*

7 Short-Term Borrowings and Long-Term Debt

Information on short-term borrowings and interest rates is as follows:

	Fiscal Years Ended January 31,		
(Dollar amounts in millions)	**2011**	2010	2009
Maximum amount outstanding at any month-end	**$9,282**	$4,536	$7,866
Average daily short-term borrowings	**4,020**	1,596	4,520
Weighted-average interest rate	**0.2%**	0.5%	2.1%

Short-term borrowings consist of commercial paper and lines of credit. Short-term borrowings outstanding at January 31, 2011 and 2010 were $1.0 billion and $523 million, respectively. The Company has certain lines of credit totaling $11.5 billion, most of which were undrawn as of January 31, 2011 and is committed with 28 financial institutions. In conjunction with these lines of credit, the Company has agreed to observe certain covenants, the most restrictive of which relates to maximum amounts of secured debt and long-term leases. Committed lines of credit are primarily used to support commercial paper. The portion of committed lines of credit used to support commercial paper remained undrawn as of January 31, 2011. The committed lines of credit mature at various times between June 2011 and June 2012, carry interest rates in some cases equal to the Company's one-year credit default swap mid-rate spread and is constricted between LIBOR plus 10 basis points and LIBOR plus 75 basis points, and incur commitment fees of 2.5 to 10.0 basis points.

The Company had trade letters of credit outstanding totaling $2.6 billion and $2.4 billion at January 31, 2011 and 2010, respectively. At January 31, 2011 and 2010, the Company had standby letters of credit outstanding totaling $2.0 billion and $2.4 billion, respectively. These letters of credit were issued primarily for the purchase of inventory and self-insurance purposes.

Notes to Consolidated Financial Statements

Long-term debt consists of the following:

(In millions of U.S. dollars)	Maturity Dates By Fiscal Year	**January 31, 2011** Amount	**January 31, 2011** Average Rate [1]	January 31, 2010 Amount	January 31, 2010 Average Rate [1]
Unsecured Debt					
Fixed		**$29,945**	**4.7%**	$21,995	5.2%
Variable		**500**	**5.0%**	1,000	5.6%
Total Denominated U.S. Dollar	2012–2041	**30,445**		22,995	
Fixed		**1,369**	**4.9%**	1,386	4.9%
Variable		**—**	**—**	—	—
Total Denominated Euro	2030	**1,369**		1,386	
Fixed		**6,402**	**5.2%**	6,390	5.2%
Variable		**—**	**—**	—	—
Total Denominated Sterling	2013–2039	**6,402**		6,390	
Fixed		**3,085**	**1.5%**	2,029	1.7%
Variable		**2,242**	**1.1%**	2,810	0.5%
Total Denominated Yen	2012–2021	**5,327**		4,839	
Total Unsecured Debt		**43,543**		35,610	
Total Other Debt (in USD) [2]	2012–2029	**1,537**		1,411	
Total Debt		**45,080**		37,021	
Less amounts due within one year		**(4,655)**		(4,050)	
Derivative fair value adjustments		**267**		260	
Long-term Debt		**$40,692**		$33,231	

[1] The average rate represents the weighted-average stated rate for each corresponding debt category, based on year-end balances and year-end local currency interest rates. Our interest costs are also impacted by certain derivative financial instruments described in Note 9.

[2] A portion of other debt includes secured debt in the amount of $303 million, which is collateralized by property with an aggregate carrying amount of approximately $1.1 billion.

The Company has $500 million in debt with embedded put options. The issuance of money market puttable reset securities in the amount of $500 million is structured to be remarketed in connection with the annual reset of the interest rate. If, for any reason, the remarketing of the notes does not occur at the time of any interest rate reset, the holders of the notes must sell, and the Company must repurchase, the notes at par. This issuance has been classified as long-term debt due within one year in the Consolidated Balance Sheets. Annual maturities of long-term debt during the next five years and thereafter are as follows:

(Amounts in millions) Fiscal Year	Annual Maturity
2012	$ 4,655
2013	1,744
2014	5,113
2015	2,832
2016	4,662
Thereafter	26,074
Total	$45,080

8 Fair Value Measurements

The Company records and discloses certain financial and non-financial assets and liabilities at their fair value. The fair value of an asset is the price at which the asset could be sold in an orderly transaction between unrelated, knowledgeable and willing parties able to engage in the transaction. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor in a transaction between such parties, not the amount that would be paid to settle the liability with the creditor.

Assets and liabilities recorded at fair value are measured using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

- Level 1 – observable inputs such as quoted prices in active markets;
- Level 2 – inputs other than quoted prices in active markets that are either directly or indirectly observable; and
- Level 3 – unobservable inputs in which little or no market data exists, therefore requiring the Company to develop its own assumptions.

The disclosure of fair value of certain financial assets and liabilities recorded at cost is as follows:

Cash and cash equivalents: The carrying value approximates fair value due to the short maturity of these instruments.

Short-term debt: The carrying value approximates fair value due to the short maturity of these instruments.

Long-term debt: The fair value is based on the Company's current incremental borrowing rate for similar types of borrowing arrangements or, where applicable, quoted market prices. The carrying value and fair value of the Company's debt as of January 31, 2011 and 2010 is as follows:

	January 31, 2011		January 31, 2010	
(Amounts in millions)	**Carrying Value**	**Fair Value**	Carrying Value	Fair Value
Long-term debt, including amounts due within one year	**$45,347**	**$47,012**	$37,281	$39,055

Additionally, as of January 31, 2011 and 2010, the Company held certain derivative asset and liability positions that are required to be measured at fair value on a recurring basis. The majority of the Company's derivative instruments relate to interest rate swaps. The fair values of these interest rate swaps have been measured in accordance with Level 2 inputs of the fair value hierarchy, using the income approach. Related inputs include the relevant interest rate and foreign currency forward curves. As of January 31, 2011 and 2010, the notional amounts and fair values of these interest rate swaps are as follows (asset/(liability)):

	January 31, 2011		January 31, 2010	
(Amounts in millions)	**Notional Amount**	**Fair Value**	Notional Amount	Fair Value
Receive fixed-rate, pay floating-rate interest rate swaps designated as fair value hedges	**$4,445**	**$267**	$4,445	$260
Receive fixed-rate, pay fixed-rate cross-currency interest rate swaps designated as net investment hedges (Cross-currency notional amount: GBP 795 at January 31,2011 and 2010)	**1,250**	**233**	1,250	189
Receive floating-rate, pay fixed-rate interest rate swaps designated as cash flow hedges	**1,182**	**(18)**	638	(20)
Receive fixed-rate, pay fixed-rate cross-currency interest rate swaps designated as cash flow hedges	**2,902**	**238**	2,902	286
Total	**$9,779**	**$720**	$9,235	$715

The fair values above are the estimated amounts the Company would receive or pay upon a termination of the agreements relating to such instruments as of the reporting dates.

9 Derivative Financial Instruments

The Company uses derivative financial instruments for hedging and non-trading purposes to manage its exposure to changes in interest and currency exchange rates, as well as to maintain an appropriate mix of fixed- and floating-rate debt. Use of derivative financial instruments in hedging programs subjects the Company to certain risks, such as market and credit risks. Market risk represents the possibility that the value of the derivative instrument will change. In a hedging relationship, the change in the value of the derivative is offset to a great extent by the change in the value of the underlying hedged item. Credit risk related to derivatives represents the possibility that the counterparty will not fulfill the terms of the contract. The notional, or contractual amount of the Company's derivative financial instruments is used to measure interest to be paid or received and does not represent the Company's exposure due to credit risk. Credit risk is monitored through established approval procedures, including setting concentration limits by counterparty, reviewing credit ratings and requiring collateral (generally cash) from the counterparty when appropriate.

The Company's transactions are with counterparties rated "A" or better by nationally recognized credit rating agencies. In connection with various derivative agreements with counterparties, the Company held cash collateral from these counterparties of $344 million and $323 million at January 31, 2011 and 2010, respectively. It is the Company's policy to record cash collateral exclusive of any derivative asset, and any collateral holdings are reflected in the Company's accrued liabilities as amounts due to the counterparties. Furthermore, as part of the master netting arrangements with these counterparties, the Company is also required to post collateral if the derivative liability position exceeds $150 million. The Company has no outstanding collateral postings and in the event of providing cash collateral, the Company would record the posting as a receivable exclusive of any derivative liability.

When the Company uses derivative financial instruments for the purpose of hedging its exposure to interest and currency exchange rates, the contract terms of a hedged instrument closely mirror those of the hedged item, providing a high degree of risk reduction and correlation. Contracts that are effective at meeting the risk reduction and correlation criteria are recorded using hedge accounting. If a derivative instrument is a hedge, depending on the nature of the hedge, changes in the fair value of the instrument will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or be recognized in accumulated other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of an instrument's change in fair value will be immediately recognized in earnings during the period. Instruments that do not meet the criteria for hedge accounting, or contracts for which the Company has not elected hedge accounting, are valued at fair value with unrealized gains or losses reported in earnings during the period of change.

Fair Value Instruments

The Company is party to receive fixed-rate, pay floating-rate interest rate swaps to hedge the fair value of fixed-rate debt. Under certain swap agreements, the Company pays floating-rate interest and receives fixed-rate interest payments periodically over the life of the instruments. The notional amounts are used to measure interest to be paid or received and do not represent the exposure due to credit loss. The Company's interest rate swaps that receive fixed-interest rate payments and pay floating-interest rate payments are designated as fair value hedges. As the specific terms and notional amounts of the derivative instruments match those of the instruments being hedged, the derivative instruments were assumed to be perfectly effective hedges and all changes in fair value of the hedges were recorded in long-term debt and accumulated other comprehensive income (loss) on the accompanying Consolidated Balance Sheets with no net impact on the Consolidated Statements of Income. These fair value instruments will mature on various dates ranging from February 2011 to May 2014.

Net Investment Instruments

The Company is party to cross-currency interest rate swaps that hedge its net investment in the United Kingdom. The agreements are contracts to exchange fixed-rate payments in one currency for fixed-rate payments in another currency. All changes in the fair value of these instruments are recorded in accumulated other comprehensive income (loss), offsetting the currency translation adjustment that is also recorded in accumulated other comprehensive income (loss). These instruments will mature on dates ranging from October 2023 to February 2030.

The Company has approximately £3.0 billion of outstanding debt that is designated as a hedge of the Company's net investment in the United Kingdom as of January 31, 2011 and 2010. The Company also has outstanding, approximately ¥437.0 billion of debt that is designated as a hedge of the Company's net investment in Japan at January 31, 2011 and 2010. Any translation of non-U.S.-denominated debt is recorded in accumulated other comprehensive income (loss), offsetting the currency translation adjustment that is also recorded in accumulated other comprehensive income (loss). These instruments will mature on dates ranging from May 2011 to January 2039.

Cash Flow Instruments

The Company is party to receive floating-rate, pay fixed-rate interest rate swaps to hedge the interest rate risk of certain non-U.S.-denominated debt. The swaps are designated as cash flow hedges of interest expense risk. Changes in the non-U.S. benchmark interest rate result in reclassification of amounts from accumulated other comprehensive income (loss) to earnings to offset the floating-rate interest expense. These cash flow instruments will mature on dates ranging from August 2013 to July 2015.

The Company is also party to receive fixed-rate, pay fixed-rate cross-currency interest rate swaps to hedge the currency exposure associated with the forecasted payments of principal and interest of non-U.S.-denominated debt. The swaps are designated as cash flow hedges of the currency risk related to payments on the non-U.S.-denominated debt. Changes in the currency exchange rate result in reclassification of amounts from accumulated other comprehensive income (loss) to earnings to offset the remeasurement gain (loss) on the non-U.S.-denominated debt. These cash flow instruments will mature on dates ranging from September 2029 to March 2034. Any ineffectiveness with these instruments has been and is expected to be immaterial.

Financial Statement Presentation

Hedging instruments with an unrealized gain are recorded on the Consolidated Balance Sheets as either a current or a non-current asset, based on maturity date, and those hedging instruments with an unrealized loss are recorded as either a current or a non-current liability, based on maturity date.

As of January 31, 2011 and 2010, our financial instruments were classified as follows in the accompanying Consolidated Balance Sheets:

	January 31, 2011			January 31, 2010		
(Amounts in millions)	**Fair Value Instruments**	**Net Investment Hedge**	**Cash Flow Instruments**	Fair Value Instruments	Net Investment Hedge	Cash Flow Instruments
Balance Sheet Classification:						
Other assets and deferred charges	**$267**	**$233**	**$238**	$260	$189	$286
Assets subtotals	**$267**	**$233**	**$238**	$260	$189	$286
Long-term debt	**$267**	**$ —**	**$ —**	$260	$ —	$ —
Deferred income taxes and other	**—**	**—**	**18**	—	—	20
Liability subtotals	**$267**	**$ —**	**$ 18**	$260	$ —	$ 20

10 Taxes

Income from Continuing Operations

The components of income from continuing operations before income taxes are as follows:

	Fiscal Years Ended January 31,		
(Amounts in millions)	**2011**	2010	2009
U.S.	**$18,398**	$17,705	$16,212
Non-U.S.	**5,140**	4,413	4,655
Total income from continuing operations before income taxes	**$23,538**	$22,118	$20,867

A summary of the provision for income taxes is as follows:

	Fiscal Years Ended January 31,		
(Amounts in millions)	**2011**	2010 As Adjusted	2009 As Adjusted
Current:			
U.S. federal	**$4,600**	$5,798	$4,771
U.S. state and local	**637**	599	564
International	**1,466**	1,246	1,229
Total current tax provision	**6,703**	7,643	6,564
Deferred:			
U.S. federal	**818**	(432)	603
U.S. state and local	**39**	78	41
International	**19**	(133)	(75)
Total deferred tax provision	**876**	(487)	569
Total provision for income taxes	**$7,579**	$7,156	$7,133

Effective Tax Rate Reconciliation

A reconciliation of the significant differences between the U.S. statutory tax rate and the effective income tax rate on pretax income from continuing operations is as follows:

	Fiscal Years Ended January 31,		
	2011	2010	2009
U.S. statutory tax rate	**35.0%**	35.0%	35.0%
U.S. state income taxes, net of federal income tax benefit	**1.9%**	2.0%	1.9%
Income taxed outside the U.S.	**-2.2%**	-1.6%	-1.7%
Net impact of repatriated international earnings	**-1.5%**	-3.4%	-1.1%
Other, net	**-1.0%**	0.4%	0.1%
Effective income tax rate	**32.2%**	32.4%	34.2%

Deferred Taxes

The significant components of our deferred tax account balances are as follows:

	January 31,	
(Amounts in millions)	**2011**	2010
Deferred tax assets:		
Loss and tax credit carryforwards	**$ 2,968**	$ 2,713
Accrued liabilities	**3,532**	3,141
Share-based compensation	**332**	267
Other	**708**	751
Total deferred tax assets	**7,540**	6,872
Valuation allowance	**(2,899)**	(2,167)
Deferred tax assets, net of valuation allowance	**$ 4,641**	$ 4,705
Deferred tax liabilities:		
Property and equipment	**$ 4,848**	$ 4,015
Inventories	**1,014**	972
Other	**474**	609
Total deferred tax liabilities	**6,336**	5,596
Net deferred tax liabilities	**$ 1,695**	$ 891

The deferred taxes noted above are classified as follows in the accompanying Consolidated Balance Sheets:

	January 31,	
(Amounts in millions)	**2011**	2010
Balance Sheet Classification:		
Assets:		
Prepaid expenses and other	**$1,636**	$1,534
Other assets and deferred charges	**327**	331
Asset subtotals	**1,963**	1,865
Liabilities:		
Accrued liabilities	**17**	34
Deferred income taxes and other	**3,641**	2,722
Liability subtotals	**3,658**	2,756
Net deferred tax liabilities	**$1,695**	$ 891

Unremitted Earnings

United States income taxes have not been provided on accumulated but undistributed earnings of the Company's international subsidiaries of approximately $17.0 billion and $13.7 billion as of January 31, 2011 and 2010, respectively, as the Company intends to permanently reinvest these amounts outside of the United States. However, if any portion were to be distributed, the related U.S. tax liability may be reduced by foreign income taxes paid on those earnings. Determination of the unrecognized deferred tax liability related to these undistributed earnings is not practicable because of the complexities with its hypothetical calculation.

Net Operating Losses, Tax Credit Carryforwards and Valuation Allowances

At January 31, 2011, the Company had U.S. capital loss carryforwards of $776 million and international net operating loss and capital loss carryforwards totaling approximately $4.1 billion. The U.S. capital loss carryforward will expire, if not utilized, in 2012. Of the international carryforwards, approximately $2.3 billion will expire, if not utilized, in various years through 2021. The remaining international carryforwards have no expiration. At January 31, 2011, the Company had foreign tax credit carryforwards of $1.3 billion, which will expire in various years through 2021 if not utilized.

As of January 31, 2011, the Company has provided a valuation allowance of approximately $2.9 billion on deferred tax assets associated primarily with net operating loss and capital loss carryforwards for which management has determined it is more likely than not that the deferred tax asset will not be realized. The $732 million net change in the valuation allowance during fiscal 2011 related to releases arising from the use of net operating loss carryforwards, increases in capital loss carryforwards, international net operating losses arising in fiscal 2011 and fluctuations in currency exchange rates. Management believes that it is more likely than not that the remaining deferred tax assets will be fully realized.

Uncertain Tax Positions

The benefits of uncertain tax positions are recorded in our financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities.

As of January 31, 2011 and 2010, the amount of unrecognized tax benefits related to continuing operations was $795 million and $1.0 billion, respectively, of which, the amount of unrecognized tax benefits that would affect the Company's effective tax rate is $687 million and $671 million for January 31, 2011 and 2010, respectively.

A reconciliation of unrecognized tax benefits from continuing operations is as follows:

	Fiscal Years Ended January 31,		
(Amounts in millions)	**2011**	2010	2009
Unrecognized tax benefit, beginning of year	**$1,019**	$1,017	$ 868
Increases related to prior year tax positions	**101**	129	296
Decreases related to prior year tax positions	**(61)**	(33)	(34)
Increases related to current year tax positions	**199**	246	129
Settlements during the period	**(453)**	(340)	(238)
Lapse in statutes of limitations	**(10)**	—	(4)
Unrecognized tax benefit, end of year	**$ 795**	$1,019	$1,017

The Company classifies interest and penalties related to uncertain tax benefits as interest expense and as operating, selling, general and administrative expenses, respectively. During fiscal 2011, 2010 and 2009, the Company recognized interest related to uncertain tax positions of $45 million, $88 million and $109 million, respectively. At January 31, 2011 and 2010, the Company had accrued interest related to uncertain tax positions of $205 million and $231 million, respectively, and $2 million of accrued penalties. There were no changes to accrued penalties recognized during the year.

During the next twelve months, it is reasonably possible that tax audit resolutions could reduce unrecognized tax benefits by between $330 million and $420 million, either because the tax positions are sustained on audit or because the Company agrees to their disallowance. The Company does not expect any change to have a significant impact on our consolidated financial statements.

The Company is subject to income tax examinations for its U.S. federal income taxes generally for the fiscal years 2009 through 2011. The Company is also subject to income tax examinations for international income taxes for the tax years 2003 through 2010, and for state and local income taxes for the fiscal years generally 2006 through 2009.

Discontinued Operations

At January 31, 2010, the Company had an unrecognized tax benefit of $1.7 billion related to an ordinary worthless stock deduction from the fiscal 2007 disposition of its German operations. During the fourth quarter of fiscal 2011, this matter was effectively settled with the Internal Revenue Service, which resulted in the reclassification of the deduction as an ordinary loss, a capital loss that the Company has fully offset with a valuation allowance, and a reduction in the accumulated but undistributed earnings of an international subsidiary. In connection with this settlement, the Company recorded a $1.0 billion tax benefit in discontinued operations on our Consolidated Statements of Income (see Note 15) and a reduction of our accrued income tax liability in our Consolidated Balance Sheet at January 31, 2011.

Other Taxes

Additionally, the Company is subject to tax examinations for payroll, value added, sales-based and other non-income taxes. A number of these examinations are ongoing and, in certain cases, have resulted in assessments from the taxing authorities. Where appropriate, the Company has made accruals for these matters, which are reflected in the Company's consolidated financial statements. While these matters are individually immaterial, a group of related matters, if decided adversely to the Company, may result in a liability material to the Company's consolidated financial statements.

11 Accumulated Other Comprehensive Income (Loss)

Amounts included in accumulated other comprehensive income (loss) for the Company's derivative instruments and minimum pension liabilities are recorded net of their related income tax effects. The following table provides further detail regarding changes in the composition of accumulated other comprehensive income (loss) for the fiscal years ended January 31, 2011, 2010 and 2009:

(Amounts in millions)	Currency Translation	Derivative Instruments	Minimum Pension Liability	Total
Balances at February 1, 2008	$ 4,093	$ —	$(229)	$ 3,864
Currency translation adjustment	(6,489)	—	—	(6,489)
Net change in fair value of derivatives	—	(17)	—	(17)
Subsidiary minimum pension liability	—	—	(46)	(46)
Balances at January 31, 2009	(2,396)	(17)	(275)	(2,688)
Currency translation adjustment	2,744	—	—	2,744
Net change in fair value of derivatives	—	94	—	94
Subsidiary minimum pension liability	—	—	(220)	(220)
Balances at January 31, 2010	**348**	**77**	**(495)**	**(70)**
Currency translation adjustment	**878**	**—**	**—**	**878**
Net change in fair value of derivatives	**—**	**(17)**	**—**	**(17)**
Subsidiary minimum pension liability	**—**	**—**	**(145)**	**(145)**
Balances at January 31, 2011	**$1,226**	**$ 60**	**$(640)**	**$ 646**

The currency translation adjustment includes a net translation loss of $1.0 billion and $545 million and a gain of $1.2 billion at January 31, 2011, 2010 and 2009, respectively, related to net investment hedges of our operations in the United Kingdom and Japan. We reclassified $(14) million and $83 million, respectively, in fiscal 2011 and 2010 from accumulated other comprehensive income (loss) to earnings to offset currency translation losses on the remeasurement of non-U.S.-denominated debt.

Notes to Consolidated Financial Statements

12 Legal Proceedings

The Company is involved in a number of legal proceedings. The Company has made accruals with respect to these matters, where appropriate, which are reflected in the Company's consolidated financial statements. For some matters, the amount of liability is not probable or the amount cannot be reasonably estimated and therefore accruals have not been made. However, where a liability is reasonably possible and material, such matters have been disclosed. The Company may enter into discussions regarding settlement of these matters, and may enter into settlement agreements, if it believes settlement is in the best interest of the Company's shareholders. The matters, or groups of related matters, discussed below, if decided adversely to or settled by the Company, individually or in the aggregate, may result in liability material to the Company's financial condition or results of operations.

Wage-and-Hour Class Action: The Company is a defendant in *Braun/Hummel v. Wal-Mart Stores, Inc.*, a class action lawsuit commenced in March 2002 in the Court of Common Pleas in Philadelphia, Pennsylvania. The plaintiffs allege that the Company failed to pay class members for all hours worked and prevented class members from taking their full meal and rest breaks. On October 13, 2006, a jury awarded back-pay damages to the plaintiffs of approximately $78 million on their claims for off-the-clock work and missed rest breaks. The jury found in favor of the Company on the plaintiffs' meal-period claims. On November 14, 2007, the trial judge entered a final judgment in the approximate amount of $188 million, which included the jury's back-pay award plus statutory penalties, prejudgment interest and attorneys' fees. The Company believes it has substantial factual and legal defenses to the claims at issue, and on December 7, 2007, the Company filed its Notice of Appeal.

Gender Discrimination Class Action: The Company is a defendant in *Dukes v. Wal-Mart Stores, Inc.*, a class-action lawsuit commenced in June 2001 in the United States District Court for the Northern District of California. The complaint alleges that the Company has engaged in a pattern and practice of discriminating against women in promotions, pay, training and job assignments. The complaint seeks, among other things, injunctive relief, front pay, back pay, punitive damages and attorneys' fees. On June 21, 2004, the district court issued an order granting in part and denying in part the plaintiffs' motion for class certification. The class, which was certified by the district court for purposes of liability, injunctive and declaratory relief, punitive damages and lost pay, subject to certain exceptions, includes all women employed at any Wal-Mart domestic retail store at any time since December 26, 1998, who have been or may be subjected to the pay and management track promotions policies and practices challenged by the plaintiffs.

On August 31, 2004, the United States Court of Appeals for the Ninth Circuit granted the Company's petition for discretionary review of the ruling. On February 6, 2007, a divided three-judge panel of the court of appeals issued a decision affirming the district court's certification order. On February 20, 2007, the Company filed a petition asking that the decision be reconsidered by a larger panel of the court. On December 11, 2007, the three-judge panel withdrew its opinion of February 6, 2007, and issued a revised opinion. As a result, the Company's Petition for Rehearing En Banc was denied as moot. The Company filed a new Petition for Rehearing En Banc on January 8, 2008. On February 13, 2009, the court of appeals issued an Order granting the Petition. On April 26, 2010, the Ninth Circuit issued a divided (6-5) opinion affirming certain portions of the district court's ruling and reversing other portions. On August 25, 2010, the Company filed a petition for a writ of certiorari to the United States Supreme Court seeking review of the Ninth Circuit's decision. On December 6, 2010, the Supreme Court granted the Company's petition for writ of certiorari. The Company filed its Brief for Petitioner on January 20, 2011; the Brief for Respondents was filed on February 22, 2011; and oral argument was held on March 29, 2011.

If the Company is not successful in its appeal of class certification, or an appellate court issues a ruling that allows for the certification of a class or classes with a different size or scope, and if there is a subsequent adverse verdict on the merits from which there is no successful appeal, or in the event of a negotiated settlement of the litigation, the resulting liability could be material to the Company's financial condition or results of operations. The plaintiffs also seek punitive damages which, if awarded, could result in the payment of additional amounts material to the Company's financial condition or results of operations. However, because of the uncertainty of the outcome of the appeal, because of the uncertainty of the balance of the proceedings contemplated by the district court, and because the Company's liability, if any, arising from the litigation, including the size of any damages awarded if plaintiffs are successful in the litigation or any negotiated settlement, could vary widely, the Company cannot reasonably estimate the possible loss or range of loss that may arise from the litigation.

Hazardous Materials Investigations: On November 8, 2005, the Company received a grand jury subpoena from the United States Attorney's Office for the Central District of California, seeking documents and information relating to the Company's receipt, transportation, handling, identification, recycling, treatment, storage and disposal of certain merchandise that constitutes hazardous materials or hazardous waste. The Company has been informed by the U.S. Attorney's Office for the Central District of California that it is a target of a criminal investigation into potential violations of the Resource Conservation and Recovery Act ("RCRA"), the Clean Water Act and the Hazardous Materials Transportation Statute. This U.S. Attorney's Office contends, among other things, that the use of Company trucks to transport certain returned merchandise from the Company's stores to its return centers is prohibited by RCRA because those materials may be considered hazardous waste. The government alleges that, to comply with RCRA, the Company must ship from the store certain materials as "hazardous waste" directly to a certified disposal facility using a certified hazardous waste carrier. The U.S. Attorney's Office in the Northern District of California subsequently joined in this investigation. The Company contends that the practice of transporting returned merchandise to its return centers for subsequent disposition, including disposal by certified facilities, is compliant with applicable laws and regulations. While management cannot predict the ultimate outcome of this matter, management does not believe the outcome will have a material effect on the Company's financial condition or results of operations.

13 Commitments

The Company and certain of its subsidiaries have long-term leases for stores and equipment. Rentals (including amounts applicable to taxes, insurance, maintenance, other operating expenses and contingent rentals) under operating leases and other short-term rental arrangements were $2.0 billion in fiscal 2011 and $1.8 billion in each of fiscal 2010 and 2009. Aggregate minimum annual rentals at January 31, 2011, under non-cancelable leases are as follows:

(Amounts in millions) Fiscal Year	Operating Leases	Capital Leases
2012	$ 1,406	$ 609
2013	1,336	574
2014	1,271	545
2015	1,205	496
2016	1,120	462
Thereafter	7,785	3,230
Total minimum rentals	$14,123	$ 5,916
Less estimated executory costs		(51)
Net minimum lease payments		5,865
Less imputed interest		(2,379)
Present value of minimum lease payments		$ 3,486

Certain of the Company's leases provide for the payment of contingent rentals based on a percentage of sales. Such contingent rentals were immaterial for fiscal years 2011, 2010 and 2009. Substantially all of the Company's store leases have renewal options, some of which may trigger an escalation in rentals.

In connection with certain debt financing, we could be liable for early termination payments if certain unlikely events were to occur. At January 31, 2011, the aggregate termination payment would have been $84 million. The arrangements pursuant to which these payments could be made expire in fiscal 2019.

The Company has future lease commitments for land and buildings for approximately 424 future locations. These lease commitments have lease terms ranging from 4 to 30 years and provide for certain minimum rentals. If executed, payments under operating leases would increase by $109 million for fiscal 2012, based on current cost estimates.

14 Retirement-Related Benefits

The Company maintains separate Profit Sharing and 401(k) Plans for associates in the United States and Puerto Rico, under which associates generally become participants following one year of employment. Through fiscal 2011, the Profit Sharing component of the plan was entirely funded by the Company, and the Company made an additional contribution to the associates' 401(k) component of the plan. In addition to the Company's contributions, associates could elect to contribute a percentage of their earnings to the 401(k) component of the plan.

Beginning in fiscal 2012, the Company will offer a safe harbor 401(k) plan to all eligible United States associates. The Company will match 100% of participant contributions up to 6% of annual eligible earnings. The Company will offer the same matching contribution to all eligible Puerto Rico associates. The matching contributions will immediately vest at 100% for each associate. Participants can contribute up to 50% of their pretax earnings, but not more than the statutory limits. Participants age 50 or older may defer additional earnings in catch-up contributions up to the maximum statutory limits.

Annual contributions made by the Company to the United States and Puerto Rico Profit Sharing and 401(k) Plans are made at the sole discretion of the Company. Contribution expense associated with these plans was $1.1 billion in fiscal 2011 and 2010 and $1.0 billion in fiscal 2009.

Employees in international countries who are not U.S. citizens are covered by various post-employment benefit arrangements. These plans are administered based upon the legislative and tax requirements in the countries in which they are established. Annual contributions to international retirement savings and profit sharing plans are made at the discretion of the Company, and were $221 million, $218 million and $210 million in fiscal 2011, 2010 and 2009, respectively.

The Company's subsidiaries in the United Kingdom and Japan have defined benefit pension plans. The plan in the United Kingdom was underfunded by $494 million and $339 million at January 31, 2011 and 2010, respectively. The plan in Japan was underfunded by $309 million and $249 million at January 31, 2011 and 2010, respectively. These underfunded amounts have been recorded in "Deferred income taxes and other" in our Consolidated Balance Sheets at January 31, 2011 and 2010. Certain other international operations have defined benefit arrangements that are not significant.

In February 2011, ASDA and the trustees of ASDA's defined benefit plan agreed to remove future benefit accruals from the plan and, with the consent of a majority of the plan participants, also removed the link between past accrual and future pay increases. In return, ASDA will pay £43 million (approximately $70 million) in compensation costs to the plan participants. This curtailment charge will be recorded in expense in the first quarter of fiscal 2012.

15 Acquisitions, Investments and Disposals

Acquisitions and Investments

Bounteous Company Limited ("BCL"): In February 2007, the Company purchased an initial 35% interest in BCL, which operates in China under the Trust-Mart banner. The Company paid $264 million for its initial 35% interest and, as additional consideration, paid $376 million to extinguish a third-party loan issued to the selling BCL shareholders that was secured by the pledge of the remaining equity of BCL. Concurrent with its initial investment in BCL, the Company entered into a Shareholders' Agreement, which provides the Company with voting rights associated with a portion of the common stock of BCL securing the loan, amounting to an additional 30% of the aggregate outstanding shares. Pursuant to the Share Purchase Agreement, the Company was committed to purchase the remaining interest in BCL on or before November 26, 2010, subject to certain conditions. In October 2010, the Company and the selling shareholder mutually agreed to extend the closing to May 26, 2011, while certain conditions of the contract are being completed.

D&S: In January 2009, the Company completed a tender offer for the shares of D&S, acquiring approximately 58.2% of the outstanding D&S shares. As of the acquisition date, D&S had 197 stores, 10 shopping centers and 85 PRESTO financial services branches throughout Chile. The purchase price for the D&S shares in the offer was approximately $1.55 billion, allocated as follows:

- tangible and other assets, $2.25 billion;
- goodwill, $1.4 billion;
- liabilities assumed, $1.7 billion; and
- redeemable noncontrolling interest of $395 million.

In March 2009, the Company paid $436 million to acquire a portion of the redeemable noncontrolling interest in D&S through a second tender offer as required by the Chilean securities laws increasing its ownership stake in D&S to 74.6%. This transaction resulted in a $148 million acquisition of that portion of the redeemable noncontrolling interest, and the remaining $288 million is reflected as a reduction of Walmart shareholders' equity. Additionally, the former D&S controlling shareholders hold a put option that is exercisable through January 2016. During the exercise period, the put option allows each former controlling shareholder the right to require the Company to purchase up to all of their shares of D&S (approximately 25.1%) at fair market value at the time of an exercise, if any.

Netto: On May 27, 2010, the Company announced an agreement with Dansk Supermarked A/S, whereby ASDA, our subsidiary in the United Kingdom, will purchase Netto Foodstores Limited. Netto operates 193 units, each averaging 8,000 square feet. On March 9, 2011, the UK Office of Fair Trading confirmed its clearance of ASDA's proposed purchase of Netto, subject to the requirement that ASDA divest 47 Netto units. The original estimated purchase price was approximately £778 million ($1.2 billion), subject to finalizing any divestitures. The transaction is expected to close in fiscal 2012.

Massmart: On November 29, 2010, the Company announced an offer to purchase 51% of Massmart, for approximately ZAR 17 billion ($2.3 billion). Massmart operates 288 units under several wholesale and retail banners in South Africa and 13 other sub-Saharan African countries. The transaction is subject to final regulatory approval.

Disposals

At January 31, 2010, the Company had an unrecognized tax benefit of $1.7 billion related to a worthless stock deduction from the final 2007 disposition of its German operations. This matter was effectively settled with the Internal Revenue Service, during the fourth quarter of fiscal 2011, resulting in a $1.0 billion tax benefit recorded in discontinued operations in our Consolidated Statement of Income. See Note 10.

During fiscal 2009, the Company initiated a restructuring program for our Japanese subsidiary, The Seiyu Ltd., to close approximately 23 stores and dispose of certain excess properties, which was substantially completed in fiscal 2010. This restructuring involved incurring costs associated with lease termination obligations, asset impairment charges and employee separation benefits. The operating results, including the restructuring and impairment charges, were approximately $79 million and $122 million, net of tax, for the fiscal years ended January 31, 2010 and 2009, respectively, and are presented as discontinued operations in our Consolidated Statements of Income.

During fiscal 2009, the Company recognized approximately $212 million, after tax, in operating profits and gains from the sale of Gazely Limited ("Gazely"), our commercial property development subsidiary in the United Kingdom. The operating results and gain on sale of Gazely are presented as discontinued operations on our Consolidated Statement of Income for the year ended January 31, 2009. The transaction continues to remain subject to certain indemnification obligations.

The assets, liabilities, net sales and cash flows related to our discontinued operations were not significant during fiscal years 2011, 2010 and 2009. The net income or losses related to our discontinued operations, including the gain and (losses) upon disposition, are as follows:

	Fiscal Years Ended January 31,		
(Amounts in millions)	**2011**	2010	2009
Germany	**$1,041**	$ —	$ —
Gazeley	**—**	—	212
Seiyu	**(7)**	(79)	(122)
Other	**—**	—	56
	$1,034	$(79)	$ 146

16 Segments

The Company is engaged in the operations of retail stores located in all 50 states of the United States and Puerto Rico, Argentina, Brazil, Canada, Japan, the United Kingdom, Chile, Mexico and Central America, China and India. The Company's operations are conducted in three reportable segments: (1) the Walmart U.S. segment; (2) the Walmart International segment; and (3) the Sam's Club segment. The Company defines its segments as those business units whose operating results its chief operating decision maker ("CODM") regularly reviews to analyze performance and allocate resources. The Company sells similar individual products and services in each of its segments. It is impractical to segregate and identify revenue and profits for each individual product and service.

As part of an operational realignment in fiscal 2011, the Puerto Rico operations shifted from the Walmart International segment to the respective Walmart U.S. and Sam's Club segments. The Walmart U.S. segment includes the Company's mass merchant concept in the United States and Puerto Rico, operating under the "Walmart" or "Wal-Mart" brand, as well as walmart.com. The Walmart International segment consists of the Company's operations outside of the United States and Puerto Rico. The Sam's Club segment includes the warehouse membership clubs in the United States and Puerto Rico, as well as samsclub.com. All prior period segment amounts have been reclassified to conform to the current period's presentation. The amounts under the caption "Other" in the table below relating to operating income (loss) are unallocated corporate overhead items.

The Company measures the results of its segments using, among other measures, each segment's operating income, which includes certain corporate overhead allocations. From time to time, the Company revises the measurement of each segment's operating income, including any corporate overhead allocations, as dictated by the information regularly reviewed by its CODM. In the first quarter of fiscal 2011, certain information systems' expenses previously included in unallocated corporate overhead have been allocated to the segment that is directly benefitting from those costs. The segment operating income is reclassified for all periods presented to conform to the current period's presentation. Information for our segments and the reconciliation to consolidated income from continuing operations before income taxes appear in the following table:

(Amounts in millions)	Walmart U.S.	Walmart International	Sam's Club	Other	Consolidated
Fiscal Year Ended January 31, 2011					
Net sales	**$260,261**	**$109,232**	**$49,459**	**$ —**	**$418,952**
Operating income (loss)	**19,914**	**5,606**	**1,711**	**(1,689)**	**25,542**
Interest expense, net					**(2,004)**
Income from continuing operations before income taxes					**$ 23,538**
Total assets of continuing operations	**$ 89,725**	**$ 72,021**	**$12,531**	**$ 6,255**	**$180,532**
Depreciation and amortization	**4,619**	**2,184**	**594**	**244**	**7,641**
Fiscal Year Ended January 31, 2010					
Net sales [1]	$ 259,919	$ 97,407	$ 47,806	$ —	$ 405,132
Operating income (loss) [1]	19,313	4,901	1,515	(1,727)	24,002
Interest expense, net					(1,884)
Income from continuing operations before income taxes [1]					$ 22,118
Total assets of continuing operations [1]	$ 84,238	$ 66,515	$ 12,050	$ 7,464	$ 170,267
Depreciation and amortization	4,352	1,979	558	268	7,157
Fiscal Year Ended January 31, 2009					
Net sales [1]	$ 256,970	$ 96,141	$ 47,976	$ —	$ 401,087
Operating income (loss) [1]	18,310	4,832	1,649	(2,024)	22,767
Interest expense, net					(1,900)
Income from continuing operations before income taxes [1]					$ 20,867
Total assets of continuing operations [1]	$ 84,362	$ 59,071	$ 12,388	$ 7,080	$ 162,901
Depreciation and amortization	4,148	1,845	543	$203	6,739

[1] *As Adjusted*

In the United States and Puerto Rico, long-lived assets, net, excluding goodwill and other assets and deferred charges were $73.6 billion, $70.7 billion and $68.5 billion as of January 31, 2011, 2010 and 2009, respectively. In the United States and Puerto Rico, cash additions to long-lived assets were $8.7 billion, $8.2 billion and $7.5 billion in fiscal 2011, 2010 and 2009, respectively.

Outside of the United States, long-lived assets, net, excluding goodwill and other assets and deferred charges were $34.3 billion, $31.7 billion and $27.2 billion as of fiscal 2011, 2010 and 2009, respectively. Outside of the United States and Puerto Rico, cash additions to long-lived assets were $4.0 billion in fiscal 2011, fiscal 2010 and 2009, respectively. The Walmart International segment includes all real estate outside the United States and Puerto Rico. The net revenues and long-lived assets of the Company's ASDA subsidiary are significant to the Walmart International segment. ASDA's net sales during fiscal 2011, 2010 and 2009 were $31.8 billion, $31.2 billion and $34.0 billion, respectively. Currency exchange rate fluctuations during fiscal 2011 negatively impacted ASDA's sales by $502 million. ASDA's long-lived assets, consisting primarily of property and equipment, net, totaled $11.9 billion, $12.2 billion and $10.8 billion at January 31, 2011, 2010 and 2009, respectively.

17 Subsequent Events

Dividends Declared

On March 3, 2011, our Board of Directors approved an increase in the annual dividend for fiscal 2012 to $1.46 per share, an increase of approximately 21% over the dividends paid in fiscal 2011. Dividends per share were $1.21 and $1.09 in fiscal 2011 and 2010, respectively. For the fiscal year ending January 31, 2012, the annual dividend will be paid in four quarterly installments according to the following record and payable dates:

Record Date	Payable Date
March 11, 2011	April 4, 2011
May 13, 2011	June 6, 2011
August 12, 2011	September 6, 2011
December 9, 2011	January 3, 2012

Earthquake in Japan

On March 11, 2011, an earthquake of 9.0 magnitude occurred near the Northeastern coast of Japan, creating extremely destructive tsunami waves. The earthquake and tsunami waves caused extensive damage in Northeastern Japan and also affected other regions in Japan through a lack of electricity, water and transportation. We are currently unable to estimate the value of damages and the corresponding insurance recovery regarding our business in Japan, although we do not believe that any damages would be material to our financial position.

18 Quarterly Financial Data (Unaudited)

	Fiscal Year Ended January 31, 2011				
(Amounts in millions except per share data)	Q1 As Adjusted [1]	Q2	Q3	Q4	Total
Net sales	**$99,097**	**$103,016**	**$101,239**	**$115,600**	**$418,952**
Cost of sales	**74,700**	**77,523**	**75,906**	**87,158**	**315,287**
Income from continuing operations	**$ 3,444**	**$ 3,747**	**$ 3,590**	**$ 5,178**	**$ 15,959**
Consolidated net income	**3,444**	**3,747**	**3,590**	**6,212**	**16,993**
Consolidated net income attributable to Walmart	**3,301**	**3,596**	**3,436**	**6,056**	**16,389**
Basic net income per common share attributable to Walmart	**$ 0.88**	**$ 0.97**	**$ 0.95**	**$ 1.71**	**$ 4.48**
Diluted net income per common share attributable to Walmart	**0.87**	**0.97**	**0.95**	**1.70**	**4.47**

	Fiscal Year Ended January 31, 2010				
(Amounts in millions except per share data)	Q1 As Adjusted [1]	Q2	Q3	Q4 As Adjusted [1]	Total
Net sales	$93,471	$100,168	$98,667	$112,826	$405,132
Cost of sales	70,395	75,056	73,915	85,078	304,444
Income from continuing operations	$ 3,121	$ 3,586	$ 3,265	$ 4,990	$ 14,962
Consolidated net income	3,113	3,579	3,258	4,933	14,883
Consolidated net income attributable to Walmart	2,996	3,472	3,144	4,758	14,370
Basic net income per common share attributable to Walmart	$ 0.76	$ 0.89	$ 0.82	$ 1.25	$ 3.72
Diluted net income per common share attributable to Walmart	0.76	0.89	0.81	1.25	3.71

The sum of per share data may not agree to annual amounts due to rounding.

[1] Effective May 1, 2010, the Company implemented a new financial system for its operations in the United States, Canada and Puerto Rico. Concurrent with this implementation and the increased system capabilities, the Company changed the level at which it applies the retail method of accounting for inventory in these operations from 13 divisions to 49 departments. The Company believes the change is preferable because applying the retail method of accounting for inventory at the departmental level better segregates merchandise with similar cost-to-retail ratios and turnover, as well as providing a more accurate cost of goods sold and ending inventory value at the lower of cost or market for each reporting period. The retrospective application of this accounting change impacted both segment and consolidated operating income, as well as consolidated net income for all comparable periods presented.

A reconciliation of the accounting change for the second and third quarters of fiscal 2010 has been reflected in the quarterly reports filed with the SEC in the respective quarters in fiscal 2011. The retrospective application of the accounting change impacted the following financial statement line items for the first quarter ended April 30, 2010 and 2009.

	Quarter Ended April 30, 2010			Quarter Ended April 30, 2009		
(Amounts in millions except per share data)	As Reported	Adjustments	As Adjusted	As Reported	Adjustments	As Adjusted
Condensed Consolidated Statements of Income:						
Cost of sales [1]	**$74,703**	**$ (3)**	**$74,700**	$70,388	$ 7	$70,395
Operating income	**5,772**	**(35)**	**5,737**	5,217	(44)	5,173
Provision for income taxes	**1,834**	**(12)**	**1,822**	1,603	(18)	1,585
Income from continuing operations	**3,467**	**(23)**	**3,444**	3,147	(26)	3,121
Consolidated net income attributable to Walmart	**3,324**	**(23)**	**3,301**	3,022	(26)	2,996
Basic net income per share attributable to Walmart	**0.88**	**(0.01)**	**0.88**	0.77	(0.01)	0.76
Diluted net income per share attributable to Walmart	**0.88**	**(0.01)**	**0.87**	0.77	(0.01)	0.76

(1) The cost of sales adjustments include $35 million and $44 million pertaining to the accounting change for the quarters ended April 30, 2010 and 2009, respectively. Certain reclassifications that had no effect on operating income or on the consolidated net income attributable to Walmart represent the remainder of the amounts included in the cost of sales adjustment columns above.

	Quarter Ended April 30, 2010			Quarter Ended April 30, 2009		
(Amounts in millions except per share data)	As Reported	Adjustments	As Adjusted	As Reported	Adjustments	As Adjusted
Condensed Consolidated Balance Sheets:						
Inventories	**$35,503**	**$(482)**	**$35,021**	$34,391	$(542)	$33,849
Prepaid expenses and other	**3,291**	**154**	**3,445**	3,266	179	3,445
Accrued income taxes	**2,726**	**(22)**	**2,704**	1,810	(22)	1,788
Retained earnings	**62,486**	**(306)**	**62,180**	61,556	(341)	61,215

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Wal-Mart Stores, Inc.

We have audited the accompanying consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended January 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart Stores, Inc. at January 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective May 1, 2010, the Company has elected to change its method of accounting for inventory under the retail inventory method.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Wal-Mart Stores, Inc.'s internal control over financial reporting as of January 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

Rogers, Arkansas
March 30, 2011

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Wal-Mart Stores, Inc.

We have audited Wal-Mart Stores, Inc.'s internal control over financial reporting as of January 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Wal-Mart Stores, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report to Our Shareholders." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Wal-Mart Stores, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2011 and 2010, and related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 31, 2011 and our report dated March 30, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Rogers, Arkansas
March 30, 2011

Management's Report to Our Shareholders

Management of Wal-Mart Stores, Inc. ("Walmart", the "company" or "we") is responsible for the preparation, integrity and objectivity of Walmart's Consolidated Financial Statements and other financial information contained in this Annual Report to Shareholders. Those Consolidated Financial Statements were prepared in conformity with accounting principles generally accepted in the United States. In preparing those Consolidated Financial Statements, management was required to make certain estimates and judgments, which are based upon currently available information and management's view of current conditions and circumstances.

The Audit Committee of the Board of Directors, which consists solely of independent directors, oversees our process of reporting financial information and the audit of our Consolidated Financial Statements. The Audit Committee stays informed of the financial condition of Walmart and regularly reviews management's financial policies and procedures, the independence of our independent auditors, our internal control over financial reporting and the objectivity of our financial reporting. Both the independent auditors and the internal auditors have free access to the Audit Committee and meet with the Audit Committee periodically, both with and without management present.

Acting through our Audit Committee, we have retained Ernst & Young LLP, an independent registered public accounting firm, to audit our Consolidated Financial Statements found in this Annual Report to Shareholders. We have made available to Ernst & Young LLP all of our financial records and related data in connection with their audit of our Consolidated Financial Statements. We have filed with the Securities and Exchange Commission ("SEC") the required certifications related to our Consolidated Financial Statements as of and for the year ended January 31, 2011. These certifications are attached as exhibits to our Annual Report on Form 10-K for the year ended January 31, 2011. Additionally, we have also provided to the New York Stock Exchange the required annual certification of our Chief Executive Officer regarding our compliance with the New York Stock Exchange's corporate governance listing standards.

Report on Internal Control Over Financial Reporting

Management has responsibility for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2011. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in *Internal Control – Integrated Framework*. Management concluded that based on its assessment, Walmart's internal control over financial reporting was effective as of January 31, 2011. The Company's internal control over financial reporting as of January 31, 2011, has been audited by Ernst & Young LLP as stated in their report which appears in this Annual Report to Shareholders.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be timely disclosed is accumulated and communicated to management in a timely fashion. Management has assessed the effectiveness of these disclosure controls and procedures as of January 31, 2011, and determined they were effective as of that date to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, was accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure and were effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

Report on Ethical Standards

Our Company was founded on the belief that open communications and the highest standards of ethics are necessary to be successful. Our long-standing "Open Door" communication policy helps management be aware of and address issues in a timely and effective manner. Through the open door policy all associates are encouraged to inform management at the appropriate level when they are concerned about any matter pertaining to Walmart.

Walmart has adopted a Statement of Ethics to guide our associates in the continued observance of high ethical standards such as honesty, integrity and compliance with the law in the conduct of Walmart's business. Familiarity and compliance with the Statement of Ethics is required of all associates who are part of management. The Company also maintains a separate Code of Ethics for our senior financial officers. Walmart also has in place a Related-Party Transaction Policy. This policy applies to Walmart's senior officers and directors and requires material related-party transactions to be reviewed by the Audit Committee. The senior officers and directors are required to report material related-party transactions to Walmart. We maintain a global ethics office which oversees and administers an ethics helpline. The ethics helpline provides a channel for associates to make confidential and anonymous complaints regarding potential violations of our statements of ethics, including violations related to financial or accounting matters.

Michael T. Duke
President and Chief Executive Officer

Charles M. Holley, Jr.
Executive Vice President and Chief Financial Officer

Fiscal 2011 Unit Count

State	Supercenters	Discount Stores	Neighborhood Markets[1]	Sam's Clubs	Grand Total
Alabama	92	4	5	13	114
Alaska	6	3	0	3	12
Arizona	71	4	23	15	113
Arkansas	69	11	10	7	97
California	75	103	0	33	211
Colorado	60	9	0	15	84
Connecticut	5	28	0	3	36
Delaware	5	4	0	1	10
Florida	175	31	27	43	276
Georgia	133	5	0	23	161
Hawaii	0	8	0	2	10
Idaho	19	1	0	1	21
Illinois	107	43	0	28	178
Indiana	87	13	3	16	119
Iowa	49	10	0	8	67
Kansas	53	5	3	7	68
Kentucky	74	10	7	9	100
Louisiana	80	4	6	12	102
Maine	16	6	0	3	25
Maryland	15	29	0	12	56
Massachusetts	11	36	0	2	49
Michigan	78	11	0	26	115
Minnesota	48	13	0	13	74
Mississippi	60	5	1	7	73
Missouri	102	17	0	16	135
Montana	11	2	0	2	15
Nebraska	31	0	0	3	34
Nevada	28	2	11	7	48
New Hampshire	12	15	0	4	31
New Jersey	12	43	0	10	65
New Mexico	32	3	2	7	44
New York	65	30	0	16	111
North Carolina	124	15	0	22	161
North Dakota	11	1	0	3	15
Ohio	127	17	0	29	173
Oklahoma	76	10	17	8	111
Oregon	17	14	0	0	31
Pennsylvania	93	34	0	23	150
Rhode Island	2	7	0	1	10
South Carolina	72	5	0	9	86
South Dakota	12	0	0	2	14
Tennessee	107	2	6	16	131
Texas	306	38	33	73	450
Utah	36	0	5	8	49
Vermont	0	4	0	0	4
Virginia	85	12	1	16	114
Washington	37	15	0	3	55
West Virginia	37	0	0	5	42
Wisconsin	65	19	0	12	96
Wyoming	10	0	0	2	12
50 States	2,898	701	160	599	4,358
Puerto Rico	9	7	29	10	55
United States	2,907	708	189	609	4,413

[1] Neighborhood Markets includes other small formats.

Walmart International

Walmart International has a diverse portfolio with approximately 60 banners, represented in three major categories. Unit counts[1] as of January 31, 2011 are as follows:

Country	Retail	Wholesale	Other[2]	Total
Argentina	63	—	—	63
Brazil	403	76	—	479
Canada	325	—	—	325
Chile	277	—	2	279
China	322	6	—	328
Costa Rica	180	—	—	180
El Salvador	78	—	—	78
Guatemala	173	2	—	175
Honduras	56	—	—	56
India	—	5	—	5
Japan	371	—	43	414
Mexico	1,256	108	366	1,730
Nicaragua	60	—	—	60
United Kingdom	385	—	—	385
International Total	**3,949**	**197**	**411**	**4,557**
Total Units, Wal-Mart Stores, Inc.				**8,970**

[1] Walmart International unit counts, with the exception of Canada, are stated as of December 31, 2010 to correspond with their balance sheet date.

[2] "Other" consists of restaurants operating under varying banners in Chile, Japan and Mexico.



Corporate and Stock Information

Corporate Information

Stock Registrar and Transfer Agent:
Computershare Trust Company, N.A.
P.O. Box 43069
Providence, Rhode Island 02940-3069 USA
Worldwide 1-800-438-6278
TDD for hearing-impaired inside the U.S. 1-800-952-9245
Internet: http//www.computershare.com

Listing

New York Stock Exchange
Stock Symbol: WMT

Annual Meeting

Our Annual Meeting of Shareholders will be held on Friday, June 3, 2011, at 7:00 a.m. (Central time) in Bud Walton Arena on the University of Arkansas campus, Fayetteville, Arkansas.

Communication With Shareholders

Wal-Mart Stores, Inc. periodically communicates with shareholders and other members of the investment community about our operations. For further information regarding our policy on shareholder and investor communications, refer to our website, www.walmartstores.com/investors.

Independent Registered Public Accounting Firm

Ernst & Young LLP
5414 Pinnacle Point Dr., Suite 102
Rogers, Arkansas 72758 USA

The following reports are available without charge upon request by writing the company c/o Investor Relations or by calling 1-479-273-8446. These reports are also available via the corporate website.

- Annual Report on Form 10-K
- Quarterly Reports on Form 10-Q
- Earnings Releases
- Current Reports on Form 8-K
- Copy of Annual Shareholders' Meeting Proxy Statement
- Supplier Standards Report
- Global Responsibility Report

Market Price of Common Stock

The high and low market price per share for the company's common stock in fiscal 2011 and 2010 were as follows:

	2011		2010	
	High	Low	High	Low
1st Quarter	$56.27	$52.66	$54.57	$46.25
2nd Quarter	54.95	47.77	51.75	47.35
3rd Quarter	54.82	50.00	52.56	48.73
4th Quarter	57.90	53.14	55.20	49.52

For the first quarter of fiscal 2012, year ended January 31,

	2012	
	High	Low
1st Quarter*	$56.73	$50.97

**Through March 21, 2011*

Dividends Payable Per Share

For fiscal 2012 dividends will be paid based on the following schedule:

April 4, 2011	$0.3650
June 6, 2011	$0.3650
September 6, 2011	$0.3650
January 3, 2012	$0.3650

Dividends Paid Per Share

For fiscal 2011, dividends were paid on the following schedule:

April 5, 2010	$0.3025
June 1, 2010	$0.3025
September 7, 2010	$0.3025
January 3, 2011	$0.3025

For fiscal 2010, dividends were paid on the following schedule:

April 6, 2009	$0.2725
June 1, 2009	$0.2725
September 8, 2009	$0.2725
January 4, 2010	$0.2725

Stock Performance Chart

This graph compares the cumulative total shareholder return on Walmart's common stock during the five fiscal years ending with fiscal 2011 to the cumulative total returns on the S&P 500 Retailing Index and the S&P 500 Index. The comparison assumes $100 was invested on February 1, 2006 in shares of our common stock and in each of the indices shown and assumes that all of the dividends were reinvested.

Comparison of 5-Year Cumulative Total Return
Among Wal-Mart Stores, Inc., S&P 500 Index and S&P 500 Retailing Index


WMT
S&P 500 Index
S&P 500 Retailing Index
Dollars
$160
$140
$120
$100
$ 80
$ 60
$ 40
$ 20
2006
2007
2008
2009
2010
2011
Fiscal Years

Assumes $100 invested on February 1, 2006.
Assumes dividends reinvested.
Fiscal year ending January 31, 2011.

Shareholders

As of March 21, 2011, there were 283,633 holders of record of Walmart's common stock.

Building the Next Generation Walmart Responsibly

Along with visiting our interactive annual report at walmartstores.com/investors, please also visit walmartstores.com to see how we are becoming a more globally responsible company. Our shareholders can continue to help Walmart become a more sustainable company by registering to receive Annual Shareholders Meeting materials and other company information electronically by registering for electronic delivery of materials at www.walmartstores.com/investors. Please also consider voting your shares electronically. Instructions are included in your shareholders package.



Walmart
2011 Annual Report
Video Message from
Mike Duke
President & CEO
Building the
Next Generation
Walmart
Walmart
Building the Next
Generation Walmart...
Responsibly



50% reduction

Walmart has reduced paper usage for the annual report and proxy over the last five years.

Helping the environment through a more responsible annual report

The minimized environmental footprint of this report is the result of an extensive, collaborative effort of Walmart and its supply chain partners. The environmental and social impact continues to be an important consideration. It is printed on FSC®-certified responsibly forested paper containing recycled PCW fiber that is Elementally Chlorine Free (ECF). It is printed using 100% renewable wind power (RECs), along with environmental manufacturing principles that were utilized in the printing process. These practices include environmentally responsible procurement, lean manufacturing, green chemistry principles, the recycling of residual materials and reduced volatile organic compound inks and coatings.



5.33 acres
of forest land preserved via managed forestry



1,431.34 fewer
trees consumed via recycling



289,812 kWh
less energy – the same used by 11 homes for a year



638.5 metric tons
of greenhouse gas offset – the equivalent of taking 128 cars off the road for a year



65,767.5 kWh
converted to clean renewable sources (printing plant using RECs)



520,616.58 fewer
gallons of water consumed



MIX
Paper from responsible sources
FSC
www.fsc.org
FSC® C018101



RAINFOREST ALLIANCE
CERTIFIED



PRINTED USING
100% WIND ENERGY
Supplied by Community Energy



Savings baselines were developed using the U.S. national averages of similar coated papers and printing practices by EarthColor Printing.


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Every week around the world, our 2.1 million associates work diligently to help more than 200 million customers save money so they can live better.


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Wal-Mart Stores, Inc. (NYSE: WMT)
702 S.W. 8th Street
Bentonville, Arkansas 72716 USA
479-273-4000
walmartstores.com